As filed with the Securities and Exchange Commission on October 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Energy XXI (Bermuda) Limited

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	98-0499286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda

N/A
(Address of Principal Executive Offices)	(Zip code)

Registrant’s telephone number, including area code: 441-295-2244

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

i

ITEM 1.	BUSINESS

General

Energy XXI (Bermuda) Limited is an independent oil and natural gas exploration and production company focused on acquiring and exploiting oil and gas reserves in the U.S. Gulf Coast and the Gulf of Mexico. We were originally formed and incorporated in July 2005 as an exempted company under the laws of Bermuda to serve as a vehicle for the acquisition of oil and gas reserves and related assets. In October 2005, we completed a $300 million initial public offering of common stock and warrants on the “Alternative Investment Market” of the London Stock Exchange.

Our exploration and production activities commenced in April 2006 upon our acquisition of several properties in the U.S. Gulf of Mexico consisting of interests in 34 oil and gas fields with 108 producing wells from our predecessor entity (Marlin Energy Offshore, LLC, Marlin Texas GP, L.L.C. and the limited partnership interest in Marlin Texas L.P., which we refer to herein as Marlin). For the period from April 4, 2006 to June 30, 2006, we had an average production of 9,730 barrels of oil equivalent, or BOE, per day and had a net proved reserve base at June 30, 2006 of approximately 25 million BOE. From our inception on July 25, 2005 until June 30, 2006, our revenue was approximately $47.1 million, our income from continuing operations was approximately $6.9 million and our total assets were approximately $644 million. For more information on our financial results, please see Item 2 to this Form 10 and our financial statements appearing at the end of this Form 10.

In July 2006, we acquired additional oil and gas interests in 21 fields located onshore and in inland waters on the U.S. Louisiana Gulf Coast from several affiliates of Castex Energy, Inc., which we refer to herein as Castex. As of June 30, 2006, we acted as operator on 25 of the 35 producing wells in these fields. The total net proved reserve base of these properties is approximately 13 million BOE at June 30, 2006. As part of this acquisition, we also acquired approximately 108,000 net acres and access to over 2,200 square miles of 3-D seismic data.

Our daily production currently averages 18,000 BOE and our net proved reserve base pro forma for the Castex acquisition totals over 37 million BOE as of June 30, 2006. Our assets are located in mature fields comprised of a total of 210,000 net acres in 55 fields. We operate 70% of our properties that together have 151 producing wells. Our 3-D seismic data covers 2,400 square miles. All of our properties are located in the U.S. Gulf Coast and the Gulf of Mexico with approximately 60% of our reserves being offshore.

We intend to build on our acquisitions and grow our reserve base through our drilling program and the optimization of production as well as further strategic acquisitions of oil and natural gas properties. We have identified at least 136 drilling opportunities on our fields and anticipate drilling 33 exploratory wells and 19 development wells during fiscal year 2007. We expect to spend approximately $250 million on capital projects during fiscal year 2007. In addition, we continue to focus on further strategic acquisitions of companies and/or reserves with lower reserves/production ratios, or R/P ratios, in and outside of the U.S. Gulf Coast and the Gulf of Mexico. We also engage in hedging activities to manage the commodity price risk associated with acquiring reserves.

Reserves

The following table sets forth certain information with respect to our proven reserves by reserve category as of June 30, 2006 as estimated by Netherland, Sewell & Associates, Inc. This table also includes proved reserve information for the Castex properties we acquired in July 2006 after our fiscal year end as if we acquired these properties on June 30, 2006. The Castex reserves were estimated by Miller and Lents, Ltd. Reserves were estimated in accordance with standards of the U.S. Securities and Exchange Commission.

Reserve Category	Net Oil/NGL MBBLS	Net Gas MMCF	Total Vol MBOE	% of/Total Category
Existing Properties
Proven Developed Producing	4,505	27,414	9,074	37%
Proven Developed Non-Producing	4,417	14,832	6,889	28%
Proven Undeveloped	4,898	22,405	8,632	35%

Total Proven	13,820	64,651	24,595	100%

Castex Properties
Proven Developed Producing	235	27,644	4,842	38%
Proven Developed Non-Producing	620	11,710	2,572	20%
Proven Undeveloped	321	30,965	5,482	42%

Total Proven	1,176	70,319	12,896	100%

Combined Pro Forma
Proven Developed Producing	4,740	55,058	13,916	37%
Proven Developed Non-Producing	5,037	26,542	9,461	25%
Proven Undeveloped	5,219	53,370	14,114	38%

Total Proven	14,996	134,970	37,491	100%

Drilling Activity

The following table shows our drilling and completion activity for the period from July 25, 2005 (inception) to June 30, 2006. Prior to our first acquisition on April 4, 2006, we had no reserves or development or exploratory activity. The table below reflects only the activity during our period of ownership of the properties. In the table, “gross” refers to the total number of wells in which we have a working interest and “net” refers to gross wells multiplied by our working interest in such wells.

	Gas	Oil	Dry	Total
Development
Gross	3	5	2	10
Net	1.8	5	1.5	8.3

Exploratory
Gross	—	—	—	—
Net	—	—	—	—

Properties

Below is a map showing the location of our significant properties, including properties acquired in the Castex acquisition.

Marketing and Customers

We market substantially all of our oil and natural gas production from the properties we operate. We also market over half of our oil and natural gas production from the fields we do not operate. Until November 1, 2006, Castex has agreed to market all production from the properties acquired from Castex on our behalf. Beginning November 1, 2006, we will market all of the production from these assets. The majority of our operated gas, oil and condensate production is sold to a variety of purchasers under short-term (less than 12 months) contracts at market-based prices. The following table lists customers accounting for more than 10% of our total revenues for period from July 25, 2005 (inception) to June 30, 2006.

Customer	Percent of Total Revenue
Chevron, USA	57%
Louis Dreyfus Energy Services, LP	14%

We have contracts with numerous counterparties who are available to purchase our production. Therefore, we believe that the loss of either of the customers listed above would not be expected to have a significant impact on our ability to market our oil and natural gas production or our results of operations.

We transport most of our oil and gas through third party gathering systems and pipelines. Transportation space on these gathering systems and pipelines is normally readily available. While our ability to market our oil and gas has only been infrequently limited or delayed, if transportation space is restricted or is unavailable, cash flow from the affected properties could be adversely impacted.

Competition

We encounter intense competition from other oil and gas companies in all areas of their operations, including the acquisition of producing properties and proved undeveloped acreage. Our competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources and have been engaged in the oil and gas business for a much longer time than our company. These companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Governmental Regulation

General

Our operations are affected by extensive and continually changing regulation respecting the oil and gas industry. Many departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding on the oil and gas industry and its individual participants. The Federal Energy Regulatory Commission, or FERC, regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938, or the NGA, and the Natural Gas Policy Act of 1978. In 1989, however, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining price and nonprice controls affecting wellhead sales of natural gas, effective January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. The regulatory burden on the oil and gas industry increases the costs of doing business and, consequently, will affect our profitability. We do not believe we are affected in a significantly different manner by these regulations than are our competitors.

Regulation and Transportation of Natural Gas

Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, the FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis. In many instances, Order No. 636 and related initiatives have substantially reduced or eliminated the interstate pipelines’ traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. We cannot predict what further action the FERC will take with regard to its regulations and open-access policies, whether the FERC will change its current policies, or whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects our competitors.

The Outer Continental Shelf Lands Act, or OCSLA, under which the FERC has certain limited authority, requires that all pipelines operating on or across the Outer Continental Shelf, or OCS, provide open access, non-discriminatory transportation service. There are currently no regulations implemented by the FERC under its OCSLA authority respecting entities outside the reach of the FERC’s NGA jurisdiction. The Minerals Management Service, or MMS, has asked for comments on whether it should implement regulations under its OCSLA authority to ensure open and non-discriminatory access on gathering systems and production facilities on the OCS. Although we have no way of knowing whether the MMS will proceed with implementing regulations of this nature, we do not believe that any action taken under the OCSLA by either the FERC or the MMS will affect us in a way that materially differs from the way it affects other oil and natural gas exploration and production companies.

The FERC does not have jurisdiction over gathering service performed in state waters; the relevant states do. Although its policy is still in flux, FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our cost of getting gas to point-of-sale locations. With regard to the state regulation of gathering service, the basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive from sales of our natural gas. Because such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that state regulation of intrastate natural gas pipelines will not affect our operations in any way that is materially different from the operations of our competitors.

Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

Oil Price Controls and Transportation Rates

Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. In a number of instances, however, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service may be subject to FERC jurisdiction under the Interstate Commerce Act, or ICA, and/or FERC and MMS regulation under the OCSLA. In other instances, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes.

The regulation of pipelines that transport crude oil, condensate and natural gas liquids is generally more light-handed than the FERC’s regulation of natural gas pipelines under the NGA. FERC-regulated pipelines that transport crude oil, condensate, and natural gas liquids are subject to common carrier obligations that generally ensure non-discriminatory access. With respect to interstate pipelines subject to FERC regulation under the ICA, rates generally must be cost-based, although market-based rates or negotiated settlement rates are permitted in certain circumstances. Oil pipelines that are subject to OCSLA jurisdiction must adhere to the open-access and non-discrimination mandates of the OCSLA. Pursuant to Order No. 561, issued in October 1993, the FERC implemented an indexing methodology subjecting oil pipeline rates to adjustment based on changes to the Producer Price Index for Finished Goods, or PPI, minus one percent. The FERC’s indexing methodology is subject to review every five years, and in March 2006, the FERC changed the rate indexing methodology to the PPI plus 1.3 percent commencing July 1, 2006. We have no way of knowing what further changes the FERC may make to its indexing methodology as a result of subsequent reviews. A pipeline can seek to increase its rates above index levels provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can seek to charge a market-based rate if it establishes that it lacks significant market power. In addition, a pipeline can establish rates pursuant to settlement if agreed upon by all current shippers. A pipeline can seek to establish initial rates for new services through a cost-of-service proceeding, a market-based rate proceeding, or through an agreement between the pipeline and at least one shipper not affiliated with the pipeline.

With respect to intrastate crude oil, condensate and natural gas liquids pipelines subject to the jurisdiction of state agencies, such state regulation is generally less rigorous than the regulation of interstate pipelines by the

FERC. State agencies have generally not investigated or challenged existing or proposed rates in the absence of shipper complaints or protests. Complaints or protests have been infrequent and are usually resolved informally.

We do not believe that the regulatory decisions or activities relating to interstate or intrastate crude oil, condensate, or natural gas liquids pipelines will affect us in a way that materially differs from the way it affects other crude oil, condensate, and natural gas liquids producers or marketers.

Regulation of Oil and Natural Gas Exploration and Production

The production of oil and natural gas in the United States and the Gulf of Mexico is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal regulatory requirements include obtaining permits prior to commencing drilling operations, securing bonds or other financial assurances to ensure compliance with applicable regulatory requirements, and submitting periodic reports concerning operations. Many coastal states have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells, the spacing of wells, and the plugging and abandonment of wells and removal of related production equipment. These regulations can limit the amount of oil and natural gas produced, limit the number of wells, or limit the locations at which drilling operations may be conducted.

A substantial portion of our operations is located on federal oil and natural gas leases, which are administered by the MMS pursuant to the OCSLA. These leases are issued through competitive bidding and contain relatively standardized terms. These leases require compliance with detailed MMS regulations and orders that are subject to interpretation and change by the MMS.

For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS also has regulations restricting the flaring or venting of natural gas and the burning of liquid hydrocarbons. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities.

To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be satisfied. The cost of these bonds or assurances can be substantial, and there is no assurance that they can be obtained in all cases. The MMS also administers the collection of royalties due on oil and natural gas produced from federal offshore leases. The amount of royalties due is based on MMS regulations and upon the terms of the individual oil and natural gas leases. Under some circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could have a material adverse affect on our financial condition and results of operations.

Environmental Regulations

Oil and natural gas exploration and production operations are subject to numerous, stringent and complex laws and regulations at the federal, state and local levels governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

•	require acquisition of a permit before exploration, drilling and production operations commence;

•	restrict the types, quantities and concentrations of various materials that can be released into the environment in connection with drilling and production activities; and

•	limit or prohibit construction or drilling activities in certain ecologically sensitive and other protected areas.

Compliance with such laws and regulations can be costly and noncompliance can result in substantial civil and even criminal penalties. Some environmental laws impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault. Moreover, public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in other areas, has been restricted. Our operations could be adversely affected to the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general. The following provides a general discussion of some of the significant environmental laws and regulations that will be impacting our exploration and production activities.

The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and analogous state laws, impose joint and several liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the “owner” and “operator” of the site where the release occurred, past owners and operators of the site, and companies that disposed or arranged for the disposal of hazardous substances found at the site. Responsible parties under CERCLA may be liable for the costs of cleaning up hazardous substances that have been released into the environment and for damages to natural resources. Additionally, it is not uncommon for third parties to assert claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, or RCRA, is the principal federal statute governing the management of wastes, including the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. RCRA specifically excludes from the definition of hazardous waste drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil and natural gas.

The federal Oil Pollution Act of 1990, or OPA, and regulations thereunder impose liability on “responsible parties” for damages resulting from oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A “responsible party” includes the owner or operator of an onshore facility and the lessee or permittee of the area in which an offshore facility is located. The OPA limits liability for offshore facilities to all removal costs plus up to $75 million in other damages. These liability limits may not apply if a spill is caused by a party’s gross negligence or willful misconduct, the spill resulted from violation of a federal safety, construction or operating regulation, or if a party fails to report a spill or to cooperate fully in a clean-up. The OPA also requires the lessee or permittee of an offshore area in which a covered offshore facility is located to provide financial assurance in the amount of $35 million ($10 million if the offshore facility is located in state waters) to cover liabilities resulting from an oil spill. The amount of financial assurance required under the OPA may be increased up to $150 million depending on the risks presented by the quantity or quality of oil that is handled by a facility. Failure to comply with the OPA’s requirements may subject a responsible party to civil, criminal, or administrative enforcement actions.

The federal Water Pollution Control Act, or the Clean Water Act, imposes restrictions and controls on the discharge of produced waters and other oil and gas pollutants into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions may be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and general permits issued under the federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore waters. The Clean Water Act provides for administrative, civil and criminal penalties for unauthorized discharges of oil and other pollutants, and imposes liability on responsible parties for the costs of cleaning up any environmental damage caused by the release and for any resulting natural resource damages. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other pollutants, into state waters.

The federal Clean Air Act, and associated state laws and regulations, restrict the emission of air pollutants from many sources, including facilities involved in oil and natural gas exploration and production operations. New facilities are generally required to obtain permits before operations can commence, and new or existing facilities may be required to incur certain capital expenditures to install air pollution control equipment in connection with obtaining and maintaining operating permits and approvals. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Clean Air Act and associated state laws and regulations.

Although emissions of carbon dioxide, a common byproduct of the combustion of oil and gas, are not currently regulated under the federal Clean Air Act, several states have recently adopted legislation to restrict emissions of carbon dioxide and other “greenhouse gases,” including methane, that may contribute to global warming. Although our operations are not located in any state where such restrictions have been adopted, it is possible that our operations could become subject to such restrictions in the future. In addition, the widespread adoption of restrictions on emissions of greenhouse gases could adversely affect demand for our products.

The federal Endangered Species Act, the federal Marine Mammal Protection Act, and similar federal and state wildlife protection laws prohibit or restrict activities that could adversely impact protected plant and animal species or habitats. Oil and natural gas exploration and production activities could be prohibited or delayed in areas where such protected species or habitats may be located, or expensive mitigation may be required to accommodate such activities.

Insurance

We maintain property and casualty insurance as well as windstorm insurance for all of our properties.

The oil and gas properties that we acquired from Marlin were damaged by both hurricanes Katrina and Rita but were covered in part by insurance. From April 4, 2006 through June 30, 2006, $32.2 million has been spent on inspections, repairs, debris removal, and the drilling of replacement wells. The insurance coverage is an indemnity program that provides for reimbursement after funds are expended. Of the $32.2 million spent, we believe that $23.5 million is eligible for reimbursement and we have recorded this amount, net of any collections, as an insurance receivable. As of June 30, 2006, we have a $39.8 million insurance receivable which includes claims of $26.6 million acquired as part of the acquisition in April 2006, the $23.5 million of additional claims less $10.3 million proceeds received.

Currently, most of the repairs have been completed but substantial debris remains to be removed. We estimate that the remaining inspections, repairs, and debris removal associated with the hurricanes will be completed by December 31, 2006.

Windstorm insurance costs have increased during the past year. Windstorm coverage covers damage to the company’s facilities from “named storms” as defined by the National Oceanic and Atmospheric Administration. Currently, we have total windstorm coverage for all our assets, except for the properties we acquired in July 2006, equal to $72.5 million for each named storm and in the aggregate, subject to a $7.5 million deductible for each named storm. For the assets we acquired from Castex in July 2006, we arranged for their prior owner to maintain the insurance through October 31, 2006. Subsequent to October 31, 2006, these properties will be covered under our existing policies. We maintain no business interruption insurance and rely on our own liquidity. To mitigate risks caused by reduced coverage, we intend to maintain additional liquidity each hurricane season to cover two to three months of overhead costs, plus additional capital to satisfy any emergency repairs before insurance recoveries are received.

Risk Management Program

To manage commodity price risk associated with acquiring reserves, we hedge a portion of any future production with an options strategy to enhance the likelihood of recovery of and return on capital, while maintaining potential for future benefit if prices rise. In general, we hedge a high percentage of the proved developed producing reserves. As of June 30, 2006 we had in place hedges which covered approximately 59%, 39% and 24% of the forecasted production over the next 12, 13-24, and 25-36 months, respectively, based on forecasted production from proved reserves contained in our reserve reports. As more fully described in “Quantitative and Qualitative Disclosures about Market Risk” in Item 2 of this Form 10, subsequent to June 30, 2006 we entered into additional hedges related to our fiscal 2007, 2008 and 2009 oil and gas production. After consideration of the hedges subsequent to June 30, 2006, we have hedged approximated 78% (89% natural gas and 63% crude oil) of forecasted 2007 production. To minimize delivery risk associated with hurricanes and other events, we have policies in place to seasonally limit hedges which involve delivery risk. Currently, we limit delivery risk associated with onshore reserves to no more than 90% of the forecasted proved developed producing reserve production for the next 12 months and 80% of the forecasted proved developed producing reserves in the 13-24 month period, while we limit delivery risk associated with offshore production to an average of no more than 65% of forecasted proved developed producing oil production and 50% of forecast proved developed producing natural gas production for the next twelve month period and no more than 80% of forecasted proved developed producing reserves in the 13-24 month period.

Employees

As of October 30, 2006, we have 55 employees, of which none are represented by organized labor. We rely upon third party services to maximize the efficiency of our organization and activities related to our operated properties. We consider our relations with our employees to be good.

Plan of Operation for Remainder of Fiscal Year 2007

During the remainder of fiscal 2007, we expect to continue acquiring and exploiting oil and gas reserves in the U.S. Gulf Coast and the Gulf of Mexico through the drilling of exploratory and development oil and gas wells in order to build our reserve base as well as optimization of production at existing properties. We may also evaluate strategic acquisitions of oil and natural gas properties. During fiscal 2007, we plan to spend approximately $250 million on capital projects including the drilling of 33 exploratory wells and 19 development wells.

ITEM 1A.	RISK FACTORS

Risks Associated with Our Securities

The market for our common stock and warrants is and may remain relatively illiquid and our securities are not currently listed for trading on any United States exchange.

Our common stock and warrants are admitted for trading on the Alternative Investment Market of the London Stock Exchange (AIM). AIM is a market designed primarily for emerging or smaller companies. The rules of this market are less demanding than those of exchanges in the United States. Investments in shares traded on AIM is perceived to carry a higher risk than an investment in shares quoted on exchanges with more stringent listing requirements, such as the New York Stock Exchange, the American Stock Exchange or the NASDAQ Global Market. In addition, we may not always retain a listing on the AIM and we may not be able to list or thereafter maintain a listing of our securities for trading on an exchange in the United States.

Our common stock and warrants are represented by definitive certificates which could reduce the liquidity of our common stock and warrants.

Our common stock and warrants currently are represented by definitive certificates. The certificated form of these securities and the lack of a fully electronic trading mechanism may reduce the liquidity of the securities.

We have not registered our common stock and warrants with the SEC, which will limit a holder’s ability to resell them.

Neither our common stock nor the warrants have been registered under the Securities Act of 1933, as amended (Securities Act), or any United States state securities laws. As a result, they may only be offered or sold if an applicable exemption from the registration requirements of the Securities Act and applicable state laws applies to the circumstances of the sale or a registration statement covering the resale of these securities is filed and declared effective.

The holding period for common shares received upon the exercise of the warrants under Rule 144 of the Securities Act will start upon the exercise of the warrants.

Shares of common stock issuable upon exercise of the warrants outstanding will be restricted and may not be sold except pursuant to an available exemption or under a registration statement covering such underlying shares. Under Rule 144, the holding period for such common stock received upon exercise of the warrants will start only upon exercise of the warrant. Accordingly, such shares are subject to a two-year holding period before they will become eligible for resale under Rule 144(k). Such restrictions may mean the value of the common stock received by U.S. holders upon exercise of the warrants may be significantly lower, at least until the two-year holding period has expired, than the common stock originally issued.

Risks Associated with Energy XXI Generally

Because we have a limited operating history, you may not be able to evaluate our current and future business prospects accurately.

We have a limited operating and financial history upon which you can base an evaluation of our current and future business. The results of exploration, development, production and operation of our properties may differ significantly from that of prior owners.

The possible lack of business diversification may adversely affect our results of operations.

While we expect to make additional acquisitions, it is possible that our prospects for success may be entirely dependent upon the properties we acquired in April and July of 2006. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify effectively our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating only offshore Gulf of Mexico and Louisiana acquisitions our lack of diversification may:

•	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we operate; and

•	result in our dependency upon a single or limited number of reserve basins.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We have incurred substantial indebtedness in acquiring our properties. Our leverage and other expected restrictions governing indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. Our future indebtedness and other financial obligations and restrictions could have important consequences. For example, they could:

•	impair our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is expected at variable rates of interest;

•	have a material adverse effect if we fail to comply with financial and restrictive covenants in any of its debt agreements, including and an event of default if such event is not cured or waived;

•	require us to dedicate a substantial portion of its future cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in its business and industry; and

•	place us at a competitive disadvantage compared to its competitors that have proportionately less debt.

If we are unable to meet future debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity or sell assets. We may then be unable to obtain such financing or capital or sell assets on satisfactory terms, if at all.

We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We expect to make substantial capital expenditures for the acquisition, development, production, exploration and abandonment of oil and gas reserves. Our capital requirements will depend on numerous factors and we cannot predict accurately the timing and amount of its capital requirements. We intend to primarily finance our capital expenditures through cash flow from operations. However, if our capital requirements vary materially from those provided for in its current projections, we may require additional financing sooner than anticipated. A decrease in expected revenues or adverse change in market conditions could make obtaining this financing economically unattractive or impossible. As a result, we may lack the capital necessary to complete potential acquisitions or capitalize on other business opportunities.

Risks Associated with Future Acquisitions and our Risk Management Program

We may be unable to successfully integrate the operations of the properties we acquire or realize all of the anticipated benefits from our acquisitions.

Integration of the operations of the properties we acquire with our existing business will be a complex, time-consuming and costly process. Failure to successfully integrate the acquired businesses and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization;

•	coordinating geographically disparate organizations, systems and facilities;

•	consolidating corporate technological and administrative functions;

•	integrating internal controls and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from our April and July 2006 acquisitions and other future acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher and unexpected acquisition and operating costs, unknown liabilities, inaccurate reserve estimates and fluctuations in markets. If the benefits we receive from the properties we acquired in April and July of 2006 do not meet the expectations of financial or industry analysts, the market price of the common stock and warrants may decline.

If we are unable to effectively manage the commodity price risk of our production if energy prices fall, we may not realize the anticipated cash flows from our acquisitions.

Compared to some other participants in the oil and gas industry, we are a relatively small company with modest resources. Therefore, there is the possibility that we may be required to either purchase relatively expensive put options, or commit to deliver future production, to manage the commodity price risk of our future production. To the extent that we commit to deliver future production, we may be forced to make cash deposits available to counterparties as they mark to market these financial hedges. This funding requirement may limit the level of commodity price risk management that we are prudently able to complete. In addition, we are unlikely to hedge undeveloped reserves to the same extent that we hedge the anticipated production from proven developed reserves. If we do not or are not capable of managing the commodity price risk of our production and energy prices fall significantly, we may not be able to realize the cash flows from our assets that are currently anticipated even if we are successful in increasing the production and ultimate recovery from the reserves.

If we place hedges on future production and encounter difficulties meeting that production, we may not realize the originally anticipated cash flows.

Our assets consist of a mix of reserves, with some being developed while others are undeveloped. To the extent that we sell the production of these reserves on a forward-looking basis but do not realize that anticipated level of production, cash flow may be adversely affected if energy prices rise above the prices for the forward-looking sales. In this case, we would be required to make payments to the purchaser of the forward-looking sale equal to the difference between the current commodity price and that in the sales contract multiplied by the physical volume of the shortfall. There is the risk that production estimates could be inaccurate or that storms or other unanticipated problems could cause the production to be less than the amount anticipated causing us to make payments to the purchasers pursuant to the terms of the hedging contracts.

Risks related to the Oil and Gas Business

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would significantly affect our financial results and impede growth.

Our future revenues, profitability and cash flow will depend substantially upon the prices and demand for oil and natural gas. The markets for these commodities are volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supplies of oil and natural gas;

•	price and quantity of foreign imports of oil and natural gas;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;

•	level of consumer product demand;

•	level of global oil and natural gas exploration and productivity;

•	domestic and foreign governmental regulations;

•	level of global oil and natural gas inventories;

•	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	weather conditions;

•	technological advances affecting oil and natural gas consumption;

•	overall U.S. and global economic conditions; and

•	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Lower oil and natural gas prices may not only decrease our expected future revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. This may result in us having to make substantial downward adjustments to its estimated proven reserves and could have a material adverse effect on its financial condition and results of operations.

To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of the Marlin or Castex properties will materially affect the quantities and present value of those reserves.

Estimating oil and gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic conditions. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of this data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at its reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from estimates, perhaps significantly. In addition, we may adjust estimates of proven reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Unless we replace oil and gas reserves our future reserves and production will decline.

Our future oil and gas production will depend on success in finding or acquiring additional reserves. If we are unable to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proven reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proven reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. We may not be successful in raising funds to acquire additional reserves.

Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

Due to high initial production rates, production of reserves from reservoirs in the Gulf of Mexico generally decline more rapidly than from other producing reservoirs. The vast majority of our existing operations are in the Gulf of Mexico. As a result, our reserve replacement needs from new prospects may be greater than those of other oil and gas companies with reserves in other producing areas. Also, our expected revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

Competition for oil and gas properties and prospects is intense and some of our competitors will have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors will be major or independent oil and gas companies that possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we. We will actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from the Minerals Management Service, or MMS, are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute exploration and exploitation plans on a timely basis and within budget, and consequently could adversely affect our anticipated cash flow.

We utilize third party services to maximize the efficiency of our organization. The cost of oil field services has increased significantly during the past year as oil and gas companies have sought to increase production. While we currently have excellent relationships with oil field service companies, there is no assurance that we will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

The geographic concentration of our properties in the Gulf of Mexico subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting the Gulf of Mexico specifically.

The geographic concentration of our properties in the Gulf of Mexico means that some or all of the properties could be affected should the Gulf of Mexico experience:

•	severe weather;

•	delays or decreases in production, the availability of equipment, facilities or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; or

•	changes in the regulatory environment.

For example, the oil and gas properties that we acquired in April 2006 were damaged by both hurricanes Katrina and Rita causing us to spend a significant amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Although we maintain insurance coverage to cover a portion of these types of risks, there may be potential risks associated with our operations not covered by insurance and, there may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss.

Because all or a number of the properties could experience any of the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other producers who have properties over a wider geographic area.

Our future business will involve many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

We engage in exploration activities. Any such activities may be unsuccessful for many reasons, including adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a gas or oil well does not ensure we will realize a profit on its investment. A variety of factors, both geological and market-related, can cause a well to become uneconomic or only marginally economic. In addition to their costs, unsuccessful wells can impede our efforts to replace reserves.

Our business will involve a variety of inherent operating risks, including:

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of gas, oil and formation water;

•	natural disasters, such as hurricanes and other adverse weather conditions;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses due to costs and/or liability incurred as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties;

•	suspension of its operations; and

•	repairs to resume operations.

Our offshore operations will involve special risks that could affect operations adversely.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we are not intending to put in place business interruption insurance due to the fact that this is not economically viable and therefore may not be able to rely on insurance cover in the event of such natural phenomena. Currently, we have only one deepwater leasehold block with no production or proved reserves. However, we may evaluate activity in the deepwater Gulf of Mexico in the future. Exploration for oil or natural gas in the deepwater of the Gulf of Mexico generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Deepwater wells use subsea completion techniques with subsea trees tied back to host production facilities with flow lines. The installation of these subsea trees and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in significant cost overruns. Furthermore, the deepwater operations generally lack the physical and oilfield service infrastructure present on the shelf. As a result, a significant amount of time may elapse between a deepwater discovery and the marketing of the associated oil or natural gas, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some reserve discoveries in the deepwater may never be produced economically.

The properties which we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties which we acquire may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we will review acquired properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. We focus our review efforts on the higher value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

Market conditions or transportation impediments may hinder access to oil and gas markets or delay production.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in gas wells or delay initial production for lack of a market or because of inadequacy or unavailability of gas pipeline or gathering system capacity.

When that occurs, we will be unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and gas and realization of revenues. In some cases, our wells may be tied back to platforms owned by parties with no economic interests in these wells. There can be no assurance that owners of such platforms will continue to operate the platforms. If the owners cease to operate the platforms or their processing equipment, we may be required to shut in the associated wells, which could adversely affect our results of operations.

We will not be the operator on all of our properties and therefore will not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves in respect of such properties.

As we carry out our planned drilling program, we will not serve as operator of all planned wells. Currently, we only operate 70% of our properties. As a result, we may have limited ability to exercise influence over the operations of some non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Although we will maintain insurance at levels we believe is appropriate and consistent with industry practice, we will not be fully insured against all risks, including business interruption insurance which cannot be sourced on economic terms, and drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations. As a result of a number of recent catastrophic events like the terrorist attacks on September 11, 2001 and Hurricanes Ivan, Katrina and Rita, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina and Rita. As a result, we anticipate that insurance costs will increase significantly as compared to the costs that similarly situated participants in this industry have historically incurred. It is likely that insurers will require higher retention levels and will limit the amount of insurance proceeds that are available after a major wind storm in the event that damages are incurred. If storm activity in the future is as severe as it was in 2005, insurance underwriters may no longer insure U.S. Gulf of Mexico assets against weather-related damage. A number of industry participants have previously maintained business interruption insurance. This insurance may cease to be available in the future, which could adversely impact business prospects in the U.S. Gulf of Mexico and adversely impact our operations. If a significant accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Our operations will be subject to environmental and other government laws and regulations that are costly and could potentially subject us to substantial liabilities.

Oil and natural gas exploration and production operations in the United States and the Gulf of Mexico are subject to extensive federal, state and local laws and regulations. Companies operating in the Gulf of Mexico are subject to laws and regulations addressing, among others, land use and lease permit restrictions, bonding and other financial assurance related to drilling and production activities, spacing of wells, unitization and pooling of properties, environmental and safety matters, plugging and abandonment of wells and associated infrastructure after production has ceased, operational reporting and taxation. Failure to comply with such laws and regulations can subject us to governmental sanctions, such as fines and penalties, as well as potential liability for personal injuries and property and natural resources damages. We may be required to make significant expenditures to comply with the requirements of these laws and regulations, and future laws or regulations, or any adverse change in the interpretation of existing laws and regulations, could increase such compliance costs. Regulatory requirements and restrictions could also significantly delay or curtail our operations. Regulatory requirements could have a significant impact on our financial condition or results of operations.

Our oil and gas operations will be subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from operations.

Failure to comply with these laws and regulations may result in:

•	the imposition of administrative, civil and/or criminal penalties;

•	incurring investigatory or remedial obligations; and

•	the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we intend to be in compliance in all material respects with all applicable environmental laws and regulations, we cannot assure you that we will be able to comply with existing or new regulations. In addition, the risk of accidental spills, leakages or other circumstances could expose us to extensive liability.

We are unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Under certain environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination, or if current or prior operations were conducted consistent with accepted standards of practice. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

Other Risks

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a significant extent upon the efforts and abilities of our executive officers. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our exploitation strategy as quickly as we would otherwise wish to do.

Unanticipated decommissioning costs could materially adversely affect our future financial position and results of operations.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning.” Should decommissioning be required that is not presently anticipated, such costs may exceed the value of reserves remaining at any particular time. We may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and results of operations.

If we are unable to acquire or renew permits and approvals required for operations, we may be forced to suspend or cease operations altogether.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies. We may not be able to obtain all necessary permits and approvals, and as a result its operations may be adversely affected. In addition, obtaining all necessary permits and approvals may necessitate substantial expenditures and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We may be taxed as a United States Corporation.

We are incorporated under the laws of Bermuda because of our long-term desire to have substantial business interests outside the United States and recent legislation in the United States that penalizes domestic corporations that reincorporate in a foreign country.

We plan to purchase any U.S. assets through our wholly owned subsidiary Energy XXI U.S.A., Inc. Energy XXI U.S.A., Inc. and its subsidiaries will pay U.S. taxes on U.S. income. We do not currently intend to engage in any business activity in the U.S. However, there is a risk that some or all of our income could be challenged, and considered as effectively connected to a U.S. trade or business, and therefore subject to U.S. taxation. In consideration of this risk, we and our U.S. subsidiaries will implement certain operational steps to separate the U.S. operations from our other operations. In general, all employees based in the U.S. will be employees of our U.S. subsidiaries, and will be paid for their services by such U.S. subsidiaries. Salaries of our employees who are resident in the United States and who render services to the U.S. business activities will be allocated as expenses of the U.S. subsidiaries.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following table sets forth our selected financial data as of June 30, 2006 and for the period from July 25, 2005 (inception) to June 30, 2006. The following table also presents our predecessor entity, Marlin, which we acquired in April 2006, as of December 31, 2005, 2004 and 2003 as well as for the three month period ended March 31, 2006 and each of the years in the three year period ended December 31, 2005. Our consolidated balance sheet data and statement of operations data at June 30, 2006 and the period from July 25, 2005 (inception) to June 30, 2006 are derived from our audited consolidated financial statements. The combined balance sheet data and statement of operations data of our predecessor company at December 31, 2005 and 2004, the three month period ended March 31, 2006 and each of the years in the three year period ended December 31, 2005 are derived from the combined unaudited financial statements of our predecessor included elsewhere in this Form 10. The combined balance sheet data of our predecessor company (Marlin) at December 31, 2003 was derived from the unaudited financial statements of our predecessor company.

	Energy XXI Period from July 25, 2005 (inception) to June 30, 2006 (audited)	Predecessor (unaudited)
		Three Months Ended March 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(in thousands except per share amounts)
Consolidated / Combined Statement of Operations Data:
Net revenues	$47,112	$47,237	$164,122	$101,982	$25,738
Income from continuing operations	$6,942	$21,650	$78,209	$51,387	$8,657
Income from continuing operations per common share
Basic	$.14	—	—	—	—
Diluted	$.12	—	—	—	—

	Energy XXI June 30, 2006 (audited)	Predecessor (unaudited)
		December 31, 2005	December 31, 2004	December 31, 2003
	(in thousands)
Consolidated / Combined Balance Sheet Data:
Total assets	$643,971	$416,867	$320,197	$105,152
Long term obligations	$238,719	$36,035	$33,448	$3,833

The following table sets forth the selected financial information of Castex for each of the years in the three year period ended June 30, 2006. The revenue and direct operating expense data are derived from the audited statements of revenue and direct operating expenses.

	Twelve Month Period Ended
	June 30, 2006	June 30, 2005	June 30, 2004
	(in thousands)
Revenues	$69,270	$5,517	$220
Direct operating expenses	$21,385	$1,008	$86

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Disclosure Regarding Forward Looking Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Statements, other than historical facts, contained in this Form 10, including statements of estimated oil and gas production and reserves, future cash flows and our strategies, plans and objectives, are, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended. Although we believe that our forward looking statements are based on reasonable assumptions, we caution that such statements are subject to a wide range of risks, trends and uncertainties, incidental to the production and marketing of oil and gas, which could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are important factors that could cause actual results to differ from the forward looking statements, including, but not limited to, changes in production volumes, worldwide demand and commodity prices for petroleum natural resources; risks incidental to the operation of oil and gas wells; future development and production costs; the effect of existing and future laws; governmental regulations and the political and economic climate in the United States; the effect of derivative activities; and conditions in the capital markets. In particular, careful consideration should be given to the cautionary statements made in this Form 10 in the Risk Factors section. We undertake no duty to update or revise these forward-looking statements.

When used in this Form 10, the word “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under Item 1A. “Risk Factors” and elsewhere in this Form 10.

General

We are an independent oil and natural gas exploration and production company focused on acquiring and exploiting oil and gas reserves in the U.S. Gulf Coast and the Gulf of Mexico. We completed our first acquisition of oil and gas properties on April 4, 2006. On July 28, 2006, we completed a second acquisition of oil and gas properties.

Liquidity

Overview

Our principal requirements for capital are to fund our exploration, development and acquisition activities and to satisfy our contractual obligations, primarily for the repayment of debt and any amounts owing during the period related to our hedging positions. Our uses of capital include the following:

•	Drilling and completing new natural gas and oil wells;

•	Constructing and installing new production infrastructure;

•	Acquiring additional reserves and producing properties;

•	Acquiring and maintaining our lease acreage position and our seismic resources;

•	Maintaining, repairing and enhancing existing natural gas and oil wells;

•	Plugging and abandoning depleted or uneconomic wells; and

•	Indirect costs related to our exploration activities, including payroll and other expense attributable to our exploration professional staff.

Future Commitments

The table below provides estimates of the timing of future payments that we are obligated to make based on agreements in place at June 30, 2006. All amounts listed in the table below are categorized as liabilities on our balance sheet with the exception of lease payments for operating leases, performance bonds and outstanding letters of credit issued for performance obligations. Contractual obligations related to our credit facility include only payments of principal.

	As of June 30, 2006 Payments Due by Period
	Total	1 year or less	2 – 3 years	4 –5 years	after 5 years
	(in thousands)
Contractual Obligations:
First lien revolver	$117,500	$—	$117,500	$—	$—
Second lien revolver	75,000	750	1,478	72,772	—
Put premium financing	16,728	8,834	7,894	—	—
Derivative instruments	1,538	948	590	—	—
Operating leases-drilling rig	20,700	20,700	—	—	—
Operating lease-office	4,278	638	1,452	1,452	736
Performance bonds	38,000	38,000	—	—	—
Letters of credit	5,325	325	5,000	—	—

	262,341	61,361	126,020	74,224	736
Other Long-Term Obligations:
Asset retirement obligations	37,844	—	580	519	36,745

Total Contractual Obligations and Commitments	$300,185	$61,361	$126,600	$74,743	$37,481

Subsequent to June 30, 2006, we entered into two drilling rig contracts which require payments of $27 million during the year ended June 30, 2007. In addition, we may assume an obligation for a drilling rig which is currently under contract with Castex which, if assumed, will require payments of $16.3 million and $1.4 million during the years ended June 30, 2007 and 2008, respectively.

Capital Resources

The capital budget for the exploration and development program in fiscal 2007 is approximately $250 million. We intend to fund our capital expenditure program, contractual commitments, including settlement of derivative contracts and future acquisitions from cash flows from our operations and borrowings under our credit facility. If a significant acquisition opportunity arises, we may also access public markets to issue additional debt and/or equity securities. Cash was used primarily to fund acquisitions and exploration and development expenditures during the period from July 25, 2005 (inception) to June 30, 2006. At June 30, 2006, we had a working capital surplus of $121 million.

Operating Activities

Net cash provided by operating activities was $12.0 million for the period from July 25, 2005 (inception) to June 30, 2006. This increase was primarily a result of $6.9 million in net income and $20.4 million of depreciation, depletion and amortization and a $14.3 million increase in accounts payable and other liabilities offset by a $32.7 million increase in accounts receivable, prepaid expenses and other current assets. In addition to fluctuations in other operating assets and liabilities that are caused by the timing of cash receipts and disbursements, commodity prices, production volumes and operating expenses are the key factors driving changes in operating cash flows.

Investing Activities

Net cash used in investing activities for the period from July 25, 2005 (inception) to June 30, 2006 included $448.4 million for the purchase of oil and gas properties which closed on April 4, 2006, $19.1 million to fund our capital expenditure program including investments in other property and equipment, $3.2 million net investment in certain hedging contracts and a $10 million escrow deposit for an acquisition of oil and gas properties which was closed in July 2006.

Financing Activities

Net cash provided by financing activities for the period from July 25, 2005 (inception) to June 30, 2006 include $365.3 million in proceeds from the issuance of equity securities (net of payments to repurchase and cancel shares), $192.5 million in borrowings under our credit facilities which was offset by $22.3 million in payments for stock issuance related costs.

Drilling Activity

The following table shows our drilling and completion activity for the period from July 25, 2005 (inception) to June 30, 2006. Note that significant oil and gas operations commenced with our acquisition of oil and gas properties on April 4, 2006. In the table, “gross” refers to the total number of wells in which we have a working interest and “net” refers to gross wells multiplied by our working interest in such wells.

	Gas	Oil	Dry	Total
Development
Gross	3	5	2	10
Net	1.8	5	1.5	8.3

Exploratory
Gross	—	—	—	—
Net	—	—	—	—

Results of Operations

Revenues

For the period from July 25, 2005 (inception) to June 30, 2006, oil and gas revenue was $47.1 million. Production commenced on April 4, 2006 with the acquisition of certain oil and gas properties. The following table presents our significant operational information for the period from July 25, 2005 (inception) to June 30, 2006.

Operational Information

Oil, gas and NGL sales, excluding impact of hedging program (in thousands)	$45,685
Gas sales—MMcf	2,458.90
Average sales price per Mcf	$6.48
Oil sales—MBbls	442.10
Average sales price per Bbl	$66.70
NGL sales—MBbls	4.30
Average NGL sales price per Bbl	$60.67
Production and operating costs (excluding depreciation, depletion and amortization) (in thousands)	$9,986
Production and operating costs per equivalent Bbl	$11.66
Depreciation, depletion and amortization (in thousands)	$20,357
Net income (in thousands)	$6,942
Working capital (in thousands)	$120,668

Costs and Expenses

Our lease operating expenses and depreciation, depletion and amortization of oil and gas properties of $9.9 million of $20.2 million, respectively, for the period from July 25, 2005 (inception) to June 30, 2006 relate to expenses associated with the Marlin acquisition on April 4, 2006 through June 30, 2006. General and administrative expenses of $4.4 million for the period from July 25, 2005 (inception) to June 30, 2006, net of amounts capitalized directly related to oil and gas property acquisition, exploration and development of $1.9 million, include employee salaries and related benefits, insurance and legal and other professional fees.

Other Income and Expense

Interest income of $5 million includes earning on the proceeds from our initial offering in October 2005 until the funds were utilized for the purchase of Marlin in April 2006. Interest expense of $7.9 million relates to interest incurred on our First Lien Revolver, Second Lien Facility and Note Purchase Agreement related to the Marlin acquisition in April 2006.

Critical Accounting Policies and Estimates

We have identified the following policies as critical to the understanding of our results of operations. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in selecting in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. However, certain accounting policies are important to the portrayal of our financial condition and results of operations and require management’s most subjective or complex judgments. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on historical experience, observation of trends in the industry, and information available from other outside sources, as appropriate. Our critical accounting policies and estimates are as follows:

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant financial estimates are based on remaining proved natural gas and oil reserves. Estimates of proved reserves are key components of the company’s depletion rate for proved oil and gas properties and the full cost ceiling test limitation.

Oil and Gas Properties. We use the full cost method of accounting for exploration and development activities as defined by the SEC. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as properties and equipment. This includes any internal costs that are directly related to exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

Properties and equipment include costs that are excluded from costs being depleted or amortized. Oil and natural gas costs excluded represent investments in unproved properties and include non-producing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. We exclude these costs until the property has been evaluated.

Our properties are primarily comprised of costs associated with domestic offshore blocks in the Gulf of Mexico. The properties are evaluated each quarter by our exploration and engineering staff. Non-producing leases and geological and geophysical costs are transferred to evaluated properties based on the progress of our exploration program. Exploration drilling costs are transferred to evaluated properties upon the determination of whether proved reserves can be assigned to the properties, which is generally based on drilling results.

Depreciation, Depletion and Amortization. The depreciable base for oil and gas properties includes the sum of capitalized costs net of accumulated depreciation, depletion and amortization, estimated future development costs and asset retirement costs not accrued in oil and gas properties, less costs excluded from amortization and salvage. The depreciable base of oil and gas properties and mineral investments are amortized using the unit-of-production method. Other property including, office and computer equipment and vehicles are stated at original cost and depreciated using the straight-line method over the useful life of the assets, which ranges from three to five years.

Ceiling Test. Under the full cost method of accounting, a ceiling test is performed each quarter. The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. The ceiling test determines a limit on the book value of oil and gas properties. The capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization and the related deferred income taxes, may not exceed the estimated future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, generally using prices in effect at the end of the period held flat for the life of production and including the effect of derivative instruments that qualify as cash flow hedges, discounted at 10%, net of related tax effects, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized. If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization. For cash flow hedge effect information, see the notes to the company’s consolidated financial statements Supplemental Information on Oil and Gas Exploration and Production Activities—Discounted Future Net Cash Flows.

Asset Retirement Obligations. We account for costs associated with abandoning platforms, wells and other facilities, in accordance with SFAS 143 Accounting for Asset Retirement Obligations (“SFAS 143”). Obligations associated with abandoning long-lived assets included within the scope of SFAS 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction under the doctrine of promissory estoppel. We have legal obligations to plug, abandon and dismantle existing wells and facilities that we have acquired and constructed. The asset retirement obligations are recorded at fair value and accretion expense increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the asset retirement cost included in the depreciable base of oil and gas properties.

Derivative Instruments. We utilize derivative instruments in the form of natural gas and crude oil put, swap and collar arrangements in order to manage the price risk associated with future crude oil and natural gas production. Such derivatives are accounted for under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended. Gains or losses resulting from transactions designated as hedges, recorded at market value, are deferred and recorded, net of related tax impact, in Accumulated Other Comprehensive Income (“AOCI”) as appropriate, until recognized as operating income in our consolidated statement of income as the physical production hedged by the contracts is delivered. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings.

The net cash flows related to any recognized gains or losses associated with these hedges are reported as oil and gas revenue and presented in cash flow from operations. If a hedge is terminated prior to expected maturity, gains or losses are deferred and included in income in the same period as the physical production hedged by the contract is delivered.

The conditions to be met for a derivative instrument to qualify as a cash flow hedge are the following: (i) the item to be hedged exposes us to price risk; (ii) the derivative reduces the risk exposure and is designated as a hedge at the time the derivative contract is entered into; (iii) at the inception of the hedge and throughout the hedge period there is a high correlation of changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if the correlation no longer exists, the gain or loss on the derivative is recognized in income to the extent the future results have not been offset by the effects of price changes on the hedged item since the inception of the hedge.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Accounting for Income Taxes. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and natural gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the unit-of-production method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, we may use certain provisions of the Internal Revenue Code which allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion.

Earnings Per Share. Our basic earnings per share (EPS) amounts have been computed based on the average number of shares of common stock outstanding for the period. Diluted EPS amounts include the effect of our outstanding stock warrants under the treasury stock method if including such potential shares of common stock is dilutive.

New Accounting Standards

The following discusses the existence and effect of accounting standards issued but not yet adopted by us with respect to accounting standards that may have an impact on us when adopted in the future.

Accounting for Fair Value Measurements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurements (“SFAS No. 157”). SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 will be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for, among other items, a financial instrument that was measured at fair value at initial recognition under Statement 133 using the transaction price in accordance with the guidance in footnote 3 of Issue 02-3 prior to initial application of SFAS No. 157. We are currently evaluating the impact of SFAS No. 157 and whether to early adopt its provisions.

Quantifying Misstatements. In September 2006, the SEC staff issued SEC Staff Accounting Bulletin (“SAB”) Topic 1N Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 addresses how a registrant should quantify the effect of an error on the financial statements. The SEC staff concludes in SAB 108 that a dual approach should be used to compute the amount of a misstatement. Specifically, the amount should be computed using both the “rollover” (current year income statement perspective) and “iron curtain” (year-end balance sheet perspective) methods. SAB 108 also permits public companies to report the cumulative effect of the new policy as an adjustment to opening retained earnings, whereas Under FASB Statement No. 154, Accounting Changes and Error Corrections, changes in accounting policy generally are accounted for using retrospective application. SAB 108 will not have a material impact on our consolidated financial statements.

Accounting for Uncertainty in Income Taxes. In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes which is an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“SFAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We believe that FIN 48 may have an impact on our financial statements when there is uncertainty regarding a certain tax position taken or to be taken. In such a situation, the provisions of FIN 48 will be utilized to evaluate measure and record the tax position, as appropriate. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on July 1, 2006. FIN 48 did not have a material impact on our consolidated financial statements when adopted.

Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections (“SFAS 154”), which is a replacement of APB Opinion No. 20 Accounting Changes (“APB 20”), and FASB Statement No. 3 Reporting Accounting Changes in Interim Financial Statements (“SFAS 3”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The provisions of SFAS 154 will have an impact on our financial statements in the future should there be voluntary changes in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 on July 1, 2006.

Quantitative and Qualitative Disclosures about Market Risk

Market-Sensitive Instruments and Risk Management

Market risk is the potential loss arising from adverse changes in market rates and prices, such as commodity prices and interest rates. Our primary market risk exposure is commodity price risk. The exposure is discussed in detail below:

Commodity Price Risk

We utilize commodity-based derivative instruments with major financial institutions to reduce exposure to fluctuations in the price of crude oil and natural gas. We use financially settled crude oil and natural gas puts, swaps and zero-cost collars. Any gains or losses resulting from the change in fair value from hedging transactions that are determined to be ineffective are recorded in income, whereas gains and losses from the settlement of hedging contracts are recorded in crude oil and natural gas revenue.

With a financially settled purchased put, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price of the transaction. With a swap, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price for the transaction, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the hedged price for the transaction. With a zero-cost collar, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the floor price of the collar, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the cap price for the collar.

Derivative instruments are reported on the balance sheet at fair value as short-term or long-term receivables or payables. All of our derivative instruments at June 30, 2006 were designated as hedges.

The energy markets have historically been very volatile, and there can be no assurances that crude oil and natural gas prices will not be subject to wide fluctuations in the future. While the use of hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements.

As of June 30, 2006, we had the following hedge contracts outstanding:

Puts (1)	Quantity	Price	June 30, 2006 Fair Value
			(in thousands)
Crude Oil (MBbls)
July 1, 2006 to June 30, 2007	588	$60.00 – $65.00	$435
July 1, 2007 to June 30, 2008	141	$60.00	273
July 1, 2008 to June 30, 2009	53	$60.00	103

Natural Gas (MMBtus)
July 1, 2006 to June 30, 2007	10,770	$8.00	9,402
July 1, 2007 to June 30, 2008	6,969	$8.00	5,209
July 1, 2008 to June 30, 2009	2,680	$8.00	2,127

			$17,549

Swaps	Quantity	Price
Crude Oil (MBbls)
July 1, 2006 to June 30, 2007	814	$69.08 – $74.50	$(3,431)
July 1, 2007 to June 30, 2008	535	$69.08 – $72.00	(2,476)
July 1, 2008 to June 30, 2009	459	$69.08 – $71.96	(936)
July 1, 2009 to June 30, 2010	227	$69.24 – $71.06	(74)

Natural Gas (MMBtus)
July 1, 2006 to June 30, 2007	2,696	$6.72 – $9.84	1,387
July 1, 2007 to June 30, 2008	2,468	$9.00 – $9.84	1,006
July 1, 2008 to June 30, 2009	1,630	$9.00 – $9.39	682
July 1, 2009 to June 30, 2010	600	$9.02	336

			$(3,506)

Crude Oil (MBbls)
July 1, 2006 to June 30, 2007	243	$60.00 – $78.00	$(1,060)
July 1, 2007 to June 30, 2008	278	$60.00 – $78.00	(1,213)
July 1, 2008 to June 30, 2009	106	$60.00 – $78.00	(462)
July 1, 2009 to June 30, 2010

Natural Gas (MMBtus)
July 1, 2006 to June 30, 2007	1,250	$8.00 – $11.10	254
July 1, 2007 to June 30, 2008	1,120	$8.00 – $11.10	227
July 1, 2008 to June 30, 2009	430	$8.00 – $11.10	87

			$(2,167)

(1)	Included in natural gas puts are 8,260 MMBtus, 6,390 MMBtus and 2,450 MMBtus of $6.00 to $8.00 put spreads for the years ended June 30, 2007, 2008 and 2009, respectively.

Subsequent to June 30, 2006, we entered into additional hedge transactions to manage the price risk associated with the July 2006 acquisition of oil and gas properties. These transactions included the following:

Swaps	Quantity	Price
Crude Oil (MBbls)
October 2006 to December 2008	697	$71.50
Natural Gas (MMBtus)
October 2006 to December 2008	11,000	$8.95

Costless Collars
Natural Gas (MMBtus)
November 2006 to December 2008	2,500	$8.50 – $10.42

Disclosure of Limitations

Our ultimate realized gain or loss with respect to commodity price fluctuations will depend on the future exposures that arise during the period, our hedging strategies at the time and commodity prices at the time.

Interest Rate Risk

On June 26, 2006, we entered into interest rate costless collar to mitigate the risk of loss due to changes in interest rates. The dollar amount hedged was $75 million with the interest rate collar being 5.45% to 5.75%. At June 30, 2006, the market value of this instrument, which was designated as a financial hedge, was $194,526.

We will generally invest cash equivalents in high-quality credit instruments consisting primarily of money market funds with maturities of 90 days or less. We do not expect any material loss from cash equivalents and therefore we believe its interest rate exposure on invested funds is not material.

ITEM 3.	PROPERTIES

Oil and Gas Properties

Below are descriptions of our significant properties and a map showing their locations.

South Timbalier 21 Field. The South Timbalier 21 field is located six miles offshore of Lafourche Parish, Louisiana in approximately 50 feet of water. The field consists of Outer Continental Shelf, or OCS, blocks South Timbalier 21, 22, 23, 27 and 28 as well as two state leases. South Timbalier 21 consists primarily of oil reserves and we have a 100% working interest in the field. The field is bounded on the north by a major Miocene expansion fault. Miocene sands are trapped structurally and stratigraphically from 7,000 feet to 15,000 feet in depth. Minor faulting that is secondary to the major normal fault separates hydrocarbon accumulations into individual compartments. The field was discovered by Gulf Oil in the late 1950s and has produced in excess of 300 MMBOE since production first began in 1957. There are 11 major production platforms and 75 smaller structures located throughout the field. During 2005, Marlin drilled a total of five wells in the field, including one replacement well with the proceeds from an insurance claim. Since January 2006 we have drilled six wells and expect to drill nine additional wells in fiscal year 2007. Of the nine wells, four are replacement wells, the cost of which is expected to be partially met from the insurance proceeds received from damage suffered during Hurricanes Rita and Katrina. Current production for South Timbalier 21 is over 9,000 BOE per day net. South Timbalier 21 accounted for approximately 48% of our net production for the period from July 25, 2005 (inception) to June 30, 2006. As of June 30, 2006 net proved reserves for the field are 15,881 MBOE.

Main Pass 74 Field. The Main Pass 74 field is located in Plaquemines Parish, Louisiana and includes OCS blocks Main Pass 72 and 74. Petroquest Energy, L.L.C. is the operator of the properties and we have a 25% working interest in the field. The field consists of two wells that were drilled in 2003, which recently returned to production after sustaining damage from Hurricane Ivan in September 2004. These gas wells are producing from the Puma Reservoir which has cumulative production of more than 31.5 MMBOE. Gross production for the two wells is 24.8 MMCFPD and 769 BOPD with a net production of 4.4 MMCFPD and 135 BOPD. Net reserves booked as of June 30, 2006 are 869 MBOE.

Rabbit Island Field. Rabbit Island is located in Louisiana state waters (state lease 340) in Iberia and St. Mary Parishes, 95 miles southwest of New Orleans, Louisiana. We operate and have a 99.9% working interest in the field. This field, covering approximately 27,000 acres, was discovered in 1939 by Texaco and has produced over 1.2 TCF (trillion cubic feet) of natural gas. The field is a structurally complex faulted shallow piercement salt dome with associated radial faulting. To date, there are 53 producing horizons (Pleistocene to Miocene) ranging from 1,600- 12,000 feet. We have drilled nine wells on this field and have ten additional drill wells and seven workovers scheduled in fiscal year 2007. The field produces 2,300 BOE per day net and has over 8,866 MBOE of net proved reserves.

Manila Village Field. The Manila Village Field is located in Jefferson Parish, Louisiana (state leases 18143 and 18727) approximately 70 miles south of New Orleans, Louisiana. We operate five wells on the west side of the field with Energy Partners, Ltd. being the main working interest partner. Manila Village Field was discovered in 1965 and has produced in excess of 104 BCFG and 24 MMBO from Miocene age sands. Reservoirs are primarily pressure depletion with very little water drive support. Our production comes from the northeast-southwest trending productive sands exhibiting a seismic amplitude anomaly and is stratigraphically trapped updip by a depositional pinchout. The reservoirs are characterized by thin bedded laminated sandstones. Current production from the company operated wells totals 1,500 BOE per day net. We have one more prospect remaining to be drilled and is scheduled to spud in late December 2006. Current reserves total 1,540 MBOE net proved.

Lake Boudreaux Field. Lake Boudreaux is a gas field located onshore South Louisiana in Terrebonne Parish, 65 miles southwest of New Orleans, Louisiana. Apache Corp. is the operator of the field and we have a working interest of 16.25% in five producing wells. The field was discovered in 1971 by Amoco. There have been 26 wells drilled with a cumulative production in excess of 118 BCF and 1.6 MMBO. Wells drilled are typically 12,000 to 15,000 feet. Our production is from the Middle Miocene Cib Carstani and Tex W sands. The reservoir is a north dipping high-side fault closure. Currently, the five wells are producing approximately 610 BOE per day net. We have net proved reserves for the field of 1,062 MBOE and has two exploration wells planned for fiscal 2007.

Lake Salvador Field and Joint Development Agreement. We have entered into a Joint Development Agreement (JDA) for the Lake Salvador Project with Castex. We and Castex both have a 50% working interest in the JDA. The project covers 1,680 square miles south of New Orleans, Louisiana in an area where fields have produced a total of 1.3 BBO and 8.7 TCF of natural gas. The project will have in excess of 1,000 square miles of 3-D seismic data which will be reprocessed and merged to create one of the largest continuous 3-D surveys in south Louisiana. Currently, the JDA has lease options on 80,000 acres within the Lake Salvador Project with the opportunity to pick up an additional 25,000 acres.

Exploration Agreement. In July 2006, we entered into an exclusive 50/50 Exploration Agreement with Castex for twenty-four months covering an Area of Mutual Interest (“AMI”) in South Louisiana. The Exploration Agreement covers in excess of 1,000,000 acres, and both Castex and us will generate and operate prospects within the AMI. Operatorship will be determined by the party generating an individual prospect, proximity to a party’s existing facilities and rig availability.

Title to Properties

As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to undeveloped acreage in farm-out agreements and oil and gas leases. Prior to the commencement of drilling operations, we conduct a thorough title examination and perform curative work with respect to significant defects. We have obtained title opinions on substantially all of our producing properties, including all of the properties listed above as our top five producing assets, and believe that we have satisfactory title to these properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing oil and gas leases, we obtain title opinions on the most significant leases.

Reserves

The following table sets forth certain information with respect to our proven reserves by reserve category as of June 30, 2006 as estimated by Netherland, Sewell & Associates, Inc. This table also includes proved reserve information for the Castex properties we acquired in July 2006 after our fiscal year end as if we acquired these properties on June 30, 2006. The Castex reserves were estimated by Miller and Lents, Ltd. Reserves were estimated in accordance with standards of the U.S. Securities and Exchange Commission.

Reserve Category	Net Oil/NGL MBBLS	Net Gas MMCF	Total Vol MBOE	% of/Total Category
Existing Properties
Proven Developed Producing	4,505	27,414	9,074	37%
Proven Developed Non-Producing	4,417	14,832	6,889	28%
Proven Undeveloped	4,898	22,405	8,632	35%

Total Proven	13,820	64,651	24,595	100%

Castex Properties
Proven Developed Producing	235	27,644	4,842	38%
Proven Developed Non-Producing	620	11,710	2,572	20%
Proven Undeveloped	321	30,965	5,482	42%

Total Proven	1,176	70,319	12,896	100%

Combined Pro Forma
Proven Developed Producing	4,740	55,058	13,916	37%
Proven Developed Non-Producing	5,037	26,542	9,461	25%
Proven Undeveloped	5,219	53,370	14,114	38%

Total Proven	14,996	134,970	37,491	100%

Offices

Our registered office is Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda and our principal subsidiary has its offices at 1021 Main, Suite 2626, Houston, Texas 77002.

Our lease agreement for our Houston offices terminates on July 31, 2013. Base monthly rent under the agreement is currently $57,589 per month and changes to $56,710, $60,303 and $63,883 on June 17, 2010, February 1, 2011 and May 1, 2011, respectively.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of October 16, 2006 the number and percentage of the outstanding shares of our common stock, which according to the information available to us, were beneficially owned by each person who beneficially owns 5% or more of the outstanding common stock and by all of our directors and executive officers, individually and as a group.

Name and Address of Beneficial Owner	Number of Common Shares		Percent of Class
Morstan Nominees Limited 25 Cabot Square Canary Wharf, London, E14 4QW	8,268,537		9.85%

Windmill Master Fund 2579 Washington Road—Suite 322 Pittsburgh, Pennsylvania 15241	7,300,001		8.70%

HSBC Global Custody Nominee (UK) Limited 981685 Acct Mariner House, Pepys Street London EC3N 4DA	4,999,998		5.96%

Seneca Capital International Ltd. 590 Madison Avenue—28th Floor New York, New York 10022	4,432,235		5.28%

John D. Schiller, Jr. (1)(2)(3)	6,750,000		8.04%

Steven A. Weyel (2)(3)	2,611,667		3.11%

David West Griffin (2)(3)	1,923,921		2.29%

William Colvin	50,000		*

David M. Dunwoody	25,000		*

Ben Marchive (4)	62,500		*

Steve Nelson (4)	55,000		*

All directors and officers as a group (7 persons as of October 16, 2006)	11,478,088	(4)	13.66	%(4)

*	Indicates less than 1%
(1)	Includes 150,000 shares Mr. Schiller has transferred to individual family members and 500,000 shares held in trust for the benefit of his family. Mr. Schiller maintains voting control of the shares so transferred but otherwise disclaims beneficial ownership.
(2)	Includes 87,500 shares with respect to Mr. Schiller, 11,667 shares with respect to Mr. Weyel, 5,833 shares with respect to Mr. Griffin by virtue of their respective 75%, 10% and 5% ownership of The Exploitation Company, LLP, a limited liability partnership, which we refer to herein as TEC, and owner of 116,667 shares.
(3)	Includes 562,500 shares with respect to Mr. Schiller, 350,000 shares with respect to Mr. Weyel, 337,500 shares with respect to Mr. Griffin by virtue of their respective 45%, 28% and 27% ownership of Energy XXI Partners, a limited liability corporation partnership, and owner of 1,250,000 shares.
(4)	As part of their employment in April 2006, Mr. Marchive and Mr. Nelson were granted a combination of restricted shares and restricted share units, which vest one-third each year beginning on April 10, 2007 and April 17, 2007, respectively. These amounts represent the restricted share portion of the grant. The allocation of the total grant between restricted stock and restricted stock units was approved by our Board of Directors in October 2006.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages, and positions of each of our directors and officers.

Name	Age	Position	Since
John D. Schiller, Jr.	47	Chairman and Chief Executive Officer	July 2005
Steven A. Weyel	52	Director, President and Chief Operating Officer	July 2005
David West Griffin	45	Director, Chief Financial Officer	July 2005
William Colvin	48	Director	July 2005
David M. Dunwoody	57	Director	July 2005
Ben Marchive	59	Senior Vice President, Operations	April 2006
Steve Nelson	46	Vice President of Drilling and Production	April 2006

All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified. All officers serve at the discretion of the Board of Directors. The following is information on the business experience of each director and officer.

John D. Schiller, Jr. Mr. Schiller is our Chairman and Chief Executive Officer and has been since our inception. Between December 2004 and November 2005, Mr. Schiller acted as interim chief executive officer of Particle Drilling, Inc. Between December 2003 and December 2004, Mr. Schiller pursued personal interests and private investment opportunities. From April 2003 to December 2003, Mr. Schiller served as Vice President, Exploration & Production, for Devon Energy with responsibility for domestic and international activities. Before joining Devon Energy, Mr. Schiller was Executive Vice President, Exploration & Production, for Ocean Energy, Inc. from 1999 to April 2003, with responsibility for Ocean’s worldwide exploration, production and drilling activities. Mr. Schiller joined Ocean Energy from Seagull Energy, where he served as Senior Vice President of Operations, prior to the merger of the two companies in March of 1999. From 1985 to 1998, Mr. Schiller served in various positions with Meridian Oil (later renamed Burlington Resources), including Engineering and Production Manager of the Gulf of Mexico Division and Corporate Acquisition Manager. From 1981 to 1985, Mr. Schiller was a staff engineer at Superior Oil. Mr. Schiller serves on the Board of Directors of Particle Drilling, Inc., a development stage oil and gas services company. Mr. Schiller also serves on the boards of the Houston Producers Forum, a monthly lunch club for the oil and gas industry, and the Escape Family Resource Center, a charitable organization. Mr. Schiller is a charter member of the Texas A&M Petroleum Engineering Industry Board. Mr. Schiller graduated with honors from Texas A&M University with a Bachelor of Science in Petroleum Engineering in 1981. Mr. Schiller is a member of our nominating committee.

Steven A. Weyel. Mr. Weyel is our President and Chief Operating Officer and has been since our inception. Mr. Weyel is co-founder and was most recently Principal and President/COO of EnerVen LLC, a company developing and supporting strategic ventures in the emerging energy industry, which company was formed in September 2002. In August 2005, Mr. Weyel sold his membership interests and resigned his positions in EnerVen LLC to devote full time and efforts to Energy XXI. From 1999 to 2002, Mr. Weyel was President and COO of InterGen North America, a Shell-Bechtel joint venture in the merchant gas and power business. From 1994 to 1999, Mr. Weyel was with Dynegy Corporation, previously known as Natural Gas Clearinghouse and NGC Corporation, where he served in various executive leadership positions, including Executive Vice President—Integrated Energy and Senior Vice President—Power Development. Mr. Weyel has a broad range of experience in the international oil service sector, including ownership of his own firm, Resource Technology Corporation, from 1983 to 1994, where he identified a new market opportunity based on evolving technology, and created the global engineering leader in onsite energy commodity reserves evaluation. From 1976 to 1983, Mr. Weyel worked with Baker Eastern S.A. (Baker-Hughes), in numerous strategic growth roles including Managing Director for the Western Hemisphere. Mr. Weyel also serves with Mr. Schiller on the Board of Directors of Particle Drilling. Mr. Weyel received his Masters in Business Administration from the University of Texas at Austin in 1989. Mr. Weyel graduated from Texas A&M University with a Bachelor of Science in Industrial Distribution in 1976.

David West Griffin. Mr. Griffin is our Chief Financial Officer and has been since our inception. Prior to inception, Mr. Griffin spent his time focusing on the formation of the company. From January 2004 to December 2004, Mr. Griffin was the Chief Financial Officer of Alon USA, a refining and marketing company. From April 2002 to January 2004, Mr. Griffin owned his own turn-around consulting business, Energy Asset Management. From 1996 to April 2002, Mr. Griffin served in various positions with InterGen, including as Chief Financial Officer for InterGen’s North American business and supervisor of financing of all of InterGen’s Latin American projects. From 1993 to 1996, Mr. Griffin worked in the Project Finance Advisory Group of UBS. From 1985 to 1993, Mr. Griffin served in various positions with Bankers Trust Company. Mr. Griffin graduated Magna Cum Laude from Dartmouth College in 1983 and received his Masters in Business Administration from Tuck Business School in 1985.

William Colvin. Mr. Colvin is one of our independent non-executive directors. He will chair both the audit and nomination committees and he will be a member of its remuneration committee. Mr. Colvin was appointed chairman of the board of Southern Cross Healthcare, a nursing home operator based in the UK, in June 2005 following the acquisition of NHP plc by funds controlled by The Blackstone Group. Between February 2005 and June 2005, Mr. Colvin pursued personal interests. From January 2000 to February 2005 Mr. Colvin was a director of NHP Plc, a property investment group in the UK specializing in the ownership of freehold or long leasehold interests in modern purpose-built nursing homes. From November 2000 to February 2005, Mr. Colvin was also the Chief Executive of NHP Plc. He was Finance Director of British-Borneo Oil & Gas Plc from 1992 to 1999. From 1990 to 1992, Mr. Colvin was Finance Manager/Director at Oryx UK Energy. From 1989 to 1990, he was group financial controller at Thames Television plc. From 1984 to 1989, he worked in a variety of financial roles for Atlantic Richfield (ARCO) Inc. From 1979 to 1984, Mr. Colvin worked in the audit department of Ernst & Young. He is also a non-executive director of Sondex Plc. He qualified as a Scottish Chartered Accountant in 1982 and holds a Bachelor of Commerce degree from the University of Edinburgh.

David M. Dunwoody. Mr. Dunwoody is one of our independent non-executive directors. He will chair the remuneration committee and will be a member of its audit and nomination committees. Mr. Dunwoody is the President of Morris Pipeline Company, a natural gas gathering company operating in Texas and has served in that capacity since 1998. From 1982 to 1998, Mr. Dunwoody held various positions with TECO Pipeline Company, an intrastate pipeline company operating in Texas. Prior to being acquired by PG&E Corporation, TECO operated over 1,100 miles of gas gathering and transmission pipelines. Mr. Dunwoody graduated from the University of Texas at Austin in 1971, receiving a Bachelors of Business Administration degree.

Ben Marchive. Mr. Marchive is our Senior Vice President, Operations. He has 28 years of experience in the oil and gas industry. He began his career with Superior Oil Company and gained extensive knowledge of offshore drilling, completion and production operations. He has since held management positions with Great Southern Oil & Gas, Kerr-McGee Corporation and most recently Ocean Energy, Inc. During his fourteen year tenure at Kerr-McGee, Ben managed all disciplines of engineering dealing with drilling, production operations, completions and reserve determination for the offshore division. In February 1999 Ben joined Ocean Energy, Inc. where he served as Vice President, Production North America. In this capacity, he was responsible for all Production Operations for North America Land and Offshore until his retirement in July 2003. Ben joined the company in April 2006. He is a member of the Society of Petroleum Engineers, American Petroleum Institute and American Association of Drilling Engineers. Mr. Marchive is a 1977 graduate of Louisiana State University with a Bachelor of Science degree in Petroleum Engineering.

Steve Nelson. Mr. Nelson is our Vice President of Drilling and Production. He has over 24 years of experience in the oil and gas business. He was hired from Devon Energy in April 2006 where he was the Manager of Drilling and Operations for Devon’s Western Division. He joined Ocean Energy in April 1999 and following the acquisition of Ocean Energy by Devon Energy in May 2003, he was the Production Manager for Ocean Energy’s onshore assets. Previous to that, Mr. Nelson spent 16 years with Kerr McGee’s Gulf of Mexico Division in various operations and supervisory jobs. He graduated with a BS in Petroleum Engineering from the University of Oklahoma in 1983.

Executive board members receive no compensation for their board duties. Non-executive board members have received 25,000 shares of our common stock and as approved by the board in October 2006, receive a $30,000 annual retainer, payable quarterly, 6,000 shares of restricted stock awarded annually which vest on the one-year anniversary of the award, $15,000 annual retainer, payable quarterly to the chairman of the audit committee, $10,000 annual retainer, payable quarterly to the chairman of any committee other than the audit committee, $2,500 for each board meeting attended and $1,500 for each committee meeting attended, plus reimbursement of all out-of-pocket expenses associated with the performance of their board duties.

ITEM 6.	EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to us for the year ended June 30, 2006 of those persons who were our executive officers for the year ended June 30, 2006, and who receive annual salary and bonuses exceeding $100,000.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Annual Salary ($)	Salary through June 30, 2006	Bonus (1)	Other Annual Compensation (2)	Other Compensation through June 30, 2006 (2)	Restricted Stock Award(s) (3) (4)		Restricted Stock Unit Award(s) (3) (4)
						Shares	($)	Shares	($)
John D. Schiller, Jr. Chairman of the Board and Chief Executive Officer	$475,000	$118,750	—	$97,000	$21,723	—	—	—	—

Steven A. Weyel President, Chief Operating Officer and Director	$395,000	$98,750	—	$81,200	$18,198	—	—	—	—

David West Griffin Chief Financial Officer	$260,000	$65,000	—	$56,600	$12,850	—	—	—	—

Ben Marchive Senior Vice President, Operations	$225,000	$51,202	—	$51,000	$32,995	62,500	$329,375	62,500	$329,375

Steve Nelson Vice President of Drilling and Production	$200,000	$41,667	—	$44,000	$28,667	55,000	$289,850	55,000	$289,850

(1)	No bonuses have been paid as of June 30, 2006. In October 2006, the Board of Directors authorized bonuses of $712,500, $444,375 and $104,500 to Mr. Schiller, Mr. Weyel and Mr. Griffin, respectively. These bonuses related to the employee’s performance subsequent to June 30, 2006 including the successful completion of the Castex acquisition.
(2)	Included in “Other Annual Compensation” and “Other Compensation through June 30, 2006” are Profit Sharing Plan (10%) of employee salary (excluding any bonus awards), car allowances (ranging from $1,000 to $1,750 per month) and 401(k) matching, assuming a 6% match of the employee’s regular earnings (excluding any bonus awards). We plan on putting in place a non-qualified plan to enable employees to make additional contributions in excess of the maximum contributions allowed under the 401(k) rules. Included in “Other Compensation through June 30, 2006” are signing bonuses paid to Mr. Marchive and Mr. Nelson as a condition of their employment.
(3)	Shares valued at June 2006 monthly average of $5.27 and vest over a three year period from the anniversary of the individual’s start date.
(4)	As part of their employment in April 2006, Mr. Marchive and Mr. Nelson received a total grant of 125,000 and 110,000, respectively, of restricted stock and or restricted stock units, which vest one-third each year over a three year period. The allocation of the total grant between restricted stock and restricted stock units was approved by our Board of Directors in October 2006.

Stock Options

We have never granted stock options to our executive officers and directors and no stock options currently exist with respect to our common stock. However, as noted below, under our Stock Incentive Plan our board of directors may grant stock options to our executive officers in the future.

Stock Incentive Plan

The chairman, the president and the chief financial officer purchased stock in the company at the time of its formation in July 2005. As part of the offering of stock and warrants on October 20, 2005, each of these individuals signed agreements restricting the sale of their stock until October 20, 2008. In addition, these individuals and partnerships controlled by these individuals purchased units during the initial public offering on the AIM on October 20, 2005 as well as certain warrants purchased immediately after the listing on the open market. The table below shows the beneficial ownership of each individual and the timing of the removal of the restriction on the stock and warrants.

	Shares
Name	Short-Term Restricted (1)	Restricted/ Vested (2)
John D. Schiller, Jr.	187,500	6,562,500	(3)
Steven A. Weyel	61,667	2,550,000
David West Griffin	86,421	1,837,500

(1)	Short-term restricted stock becomes unrestricted on April 4, 2007.
(2)	Restricted/Vested Shares subject to lock expiring on October 20, 2008.
(3)	Includes 650,000 shares owned by Mr. Schiller’s family members.

We have an incentive stock program which enables the compensation committee of the board to award restricted stock, restricted stock units, and options. No options have been issued. As of June 30, 2006, no common shares of restricted stock had been issued. The restricted stock vests over a three-year period with equal vesting. In addition, we have a restricted stock unit program as an incentive and retention program for our employees. The restricted stock units are issued from time to time at a value equal to our stock price at the time of issue. The restricted stock units vest over a three-year period with equal vesting each year. As of June 30, 2006, no restricted stock units had been issued. When vesting occurs, we pay the employee an amount equal to the then current our stock price times the number of restricted stock units that have vested. At our sole discretion at the time the restricted stock units vest, it has the ability to offer the employee to accept shares in lieu of cash. The restricted stock units cease to vest upon termination of employment.

As a component of their compensation package, certain employees were provided with restricted stock and/or restricted stock units. At June 30, 2006, no restricted stock or restricted stock units had been formally issued. As of October 30, 2006, we had issued a total of 117,500 shares of restricted stock and 1,127,600 restricted stock units under the plan.

We recognize as an accrual the time that the employees have held the restricted stock or restricted stock unit relative to the vesting period times the change in our stock price. Upon a change in control, all outstanding restricted stock and restricted stock units become immediately exercisable.

As of September 30, 2006, the following warrants were held by the officers and directors listed below:

Warrants/Options Held by Officers (1)

Name	# of Warrants Held
John D. Schiller, Jr.	2,725,001
Steven A. Weyel	383,333
David West Griffin	261,080

(1)	Includes 2,125,001 warrants with respect to Mr. Schiller, 283,333 warrants with respect to Mr. Weyel, 141,667 warrants with respect to Mr. Griffin by virtue of their respective 75%, 10% and 5% ownership of The Exploitation Company, a limited liability partnership, and owner of 2,833,334 warrants.

Profit Sharing Program

We have an employee profit sharing program which pays up to 10% of their base salary to the employees’ personal retirement account. As of June 30, 2006, we have not made any contributions to the employees’ retirement accounts, but have accrued $221,003 for such purpose under our profit sharing plan.

Compensation Arrangements

On April 4, 2006, we entered into employment agreements with each of Messrs. Schiller, Weyel, and Griffin, who serve as our Chief Executive Officer and Chairman of its Board of Directors, President and Chief Operating Officer, and Chief Financial Officer, respectively. The following is a summary of the material provisions of the forms of those employment agreements.

The employment agreements provide for an annual base salary of $475,000 for Mr. Schiller, $395,000 for Mr. Weyel, and $260,000 for Mr. Griffin. In addition, subject to the satisfaction of performance criteria established by the Board of Directors or the remuneration committee of the Board, each of Messrs. Schiller, Weyel and Griffin will have the opportunity to receive an annual target incentive bonus under the terms of an incentive compensation plan approved by the Board or the remuneration committee equal to the following target amounts of each executive’s annual base salary: 100% for Mr. Schiller, 75% for Mr. Weyel, and 55% for Mr. Griffin. During the period of employment under these agreements, each of the executives will also be entitled to additional benefits, including reimbursement of business and entertainment expenses, paid vacation, company-provided use of a car (or a car allowance), life insurance, certain health and country club memberships, and participation in other company benefits, plans, or programs that may be available to our other executive employees from time to time.

Each employment agreement has an initial term beginning on the April 4, 2006 and ending on October 20, 2008, but the term of the agreement will automatically be extended for successive one-year terms unless either the executive or we gives written notice within 90 days prior to the end of the term that such party desires not to renew the employment agreement. Either party may also terminate the executive’s employment under the agreement at any time for any reason, provided that we may not terminate an executive’s employment without cause during the four-month period beginning with the effective date of the employment agreement. If an executive’s employment is subject to an “involuntarily termination” (which term means any termination which does not result from a resignation by the executive (except where the executive resigns within 60 days of a material change to the executive’s duties, remuneration or terms), but does not include termination for cause or due to the executive’s death or disability), then the executive will be entitled to (i) severance in a lump sum payment equal to (a) the sum of the executive’s annual base salary and average annual incentive bonuses earned over a period specified in the employment agreement multiplied by (b) a fraction, the numerator of which is the number of full and partial months in the period beginning on the date of such termination and ending on the last day of the then remaining term of the agreement (but in no event less than 12), and the denominator of which is 12, and (ii) continued participation for up to three years in our medical, dental and life insurance programs (or equivalent programs) at no greater cost to the executive than that applicable to him immediately prior to such termination of employment. Further, if such involuntary termination occurs during a “change of control period” (which means the period beginning 90 days prior to the date on which a definitive agreement relating to a change of control of is executed and ending on the date one year after the date on which the change of control occurs) or if the executive’s employment is terminated due to his death or disability, then any outstanding options to purchase common shares will become immediately exercisable and any restricted common shares, as well as executive’s accrued benefits under any nonqualified deferred compensation plans sponsored by us, will become immediately nonforfeitable.

“Change of control” for these purposes means (i) a merger or consolidation involving us, (ii) a sale of all or substantially all of our assets, (iii) our dissolution or liquidation, (iv) where any person (including a group of persons acting together) acquires or gains ownership or control of more than 50% of the voting rights attaching to our securities, or (v) where, in connection with a contested election of the directors, the persons who were members of the Board of Directors immediately prior to such election cease to constitute a majority of the Board of Directors. Each employment agreement also provides that if any payment received by an executive is subject to the federal excise tax under Section 4999 of the Internal Revenue Code, the payment will be grossed up to permit the executive to retain a net amount on an after-tax basis equal to what he would have received had the excise tax (including any interest or penalties) on such payment not been payable.

We have entered into non-executive appointment letters dated August 31, 2005 with William (Bill) Colvin and David M. Dunwoody, pursuant to which Mr. Colvin and Mr. Dunwoody agreed to act as non-executive directors of Energy XXI for a period of three years, subject to re-election each year at our annual general meeting. The term of service may also be terminated by either party on one month’s written notice. During the period ended June 30, 2006, each of Mr. Colvin and Mr. Dunwoody has received 25,000 common shares by way of compensation for their services plus reimbursement for all reasonable out of pocket expenses incurred by them in the performance of their services to us. In October 2006, the Board of Directors adopted a non-executive director remuneration plan which provides for a $30,000 annual retainer, payable quarterly, 6,000 shares of restricted stock awarded annually and vesting on the one-year anniversary of the award, $15,000 annual retainer, payable quarterly to the chairman of the audit committee, $10,000 annual retainer, payable quarterly to the chairman of any committee other than the audit committee, $2,500 for each board meeting attended and $1,500 for each committee meeting attended.

We have put in place directors’ and officers’ liability insurance policies to cover all of our directors.

Remuneration Committee Report on Executive Compensation

The remuneration committee is comprised of David Dunwoody (as Chairman) and William Colvin. This committee makes recommendations to the Board of Directors on matters relating to the remuneration and terms of employment of our executive directors and on proposals for the granting of share options and other equity incentives pursuant to any share option scheme or equity incentive scheme in operation from time to time, having due regard to the interests of the shareholders as a whole and our performance. The remuneration and terms and conditions of the non-executive directors will be set by the Board of Directors.

An annual budget is approved by the Board of Directors and management’s goals are established based on the annual budget and other performance measures. The Board of Directors establishes the bonus pool based on management’s performance with incentives for meeting or exceeding established objectives and penalties for failure to meet established objectives.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We assumed certain contracts and obligations relating to our initial public offering and organization costs that were entered into and paid, prior to our formation, by TEC, a partnership controlled by our Messrs. Schiller, Weyel and Griffin. In addition, as a convenience to us, TEC has paid for certain expenses such as offering expenses incurred by us which were subsequently reimbursed by us. TEC charges no fees or interest for this service. Furthermore, from October 20, 2005 through March 31, 2006 we paid $7,500 per month to TEC, to rent office space and pay certain administrative services. There have been no other transactions or business relationships between any director, executive officer, 5% holder or family member and the company nor is there any indebtedness owed to us by these individuals.

ITEM 8.	LEGAL PROCEEDINGS

We are a defendant in various legal proceedings and claims, which arise in the ordinary course of our business. We do not believe the ultimate resolution of any such actions will have a material affect on our financial position or results of operations.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock and warrants trade on the AIM Exchange under the symbol “EGY” and “EGYW”. The following table sets forth the high and low sale prices per share of the common stock and warrants as reported for the periods indicated.

	High		Low
Quarter Ended	Common Stock	Warrants	Common Stock	Warrants
December 31, 2005 (began trading October 20, 2005)	$5.35	$0.56	$5.12	$0.54
March 31, 2006	$5.95	$0.98	$5.24	$0.57
June 30, 2006	$5.62	$1.17	$5.15	$1.00
September 30, 2006	$5.15	$1.14	$4.95	$0.96
December 31, 2006 (through October 24, 2006)	$5.03	$.96	$5.02	$.96

As of October 16, 2006, there were approximately 103 holders of common stock and 77 holders of warrants. We have never paid dividends on our common stock and intend to retain our cash flow from operations, for the future operation and development of our business. In addition, our primary credit facility and the terms of our outstanding subordinated debt prohibit the payment of cash dividends on our common stock.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Since July 25, 2005 (inception), we sold and issued the unregistered securities described below. We believe that each of the securities transactions was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) as a transaction not involving any public offering and Regulation D.

On July 25, 2005, we issued 12.5 million shares to officers, directors and other affiliated entities in conjunction with our formation. On October 20, 2005, we issued 50 million shares in an initial public offering (IPO) on the “Alternative Investment Market” of the London Stock Exchange. Approximately 3.5 million of the IPO shares were subsequently repurchased by us and then resold in a private placement. In June, July and August 2006, we issued an additional 18.2 million, 3.2 million and 60,000 shares, respectively, related to the conversion of some of our outstanding warrants.

The proceeds from all of the sales listed above were used for general corporate purposes.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are authorized to issue up to 400,000,000 shares of our common stock, par value $0.001. As of September 30, 2006, there were 83,910,128 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available. The outstanding common stock is validly issued, fully paid and non-assessable.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements appear at the end of this registration statement. Please see the table of contents to the financial statements on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements between us and our independent accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

The following documents are filed as part of this Form 10:

(a)	Financial Statements:

Our financial statements appear at the end of this registration statement. Please see the table of contents to the financial statements on page F-1.

(b)	Exhibits:

3.1	Certificate of Incorporation

3.2	Certificate of Incorporation on Change of Name

3.3	Certificate of Deposit of Memorandum of Increase of Share Capital

3.4	Altered Memorandum of Association

3.5	Bye-Laws

4.1	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited

4.2	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.

10.1	First Lien Credit Agreement dated as of April 4, 2006 among Energy XXI Gulf Coast, Inc., as borrower, the various lenders named therein, The Royal Bank of Scotland plc, RBS Securities Corporation, BNP Paribas and Harris Nesbitt Financing, Inc.

10.2	First Amendment to First Lien Credit Agreement dated as of July 28, 2006 among Energy XXI Gulf Coast, Inc., as borrower, the various lenders named therein, The Royal Bank of Scotland plc, RBS Securities Corporation, BNP Paribas and Harris Nesbitt Financing, Inc.

10.3	Amended and Restated Second Lien Credit Agreement dated as of July 28, 2006 among Energy XXI Gulf Coast, Inc., various lenders named therein, BNP Paribas, and RBS Securities Corporation

10.4	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and John D. Schiller, Jr.

10.5	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and Steve Weyel

10.6	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and David West Griffin

10.7	2006 Long-Term Incentive Plan of Energy XXI Services, LLC

10.8	Form of Restricted Stock Grant Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC

10.9	Form of Restricted Stock Unit Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC

21.1	Subsidiary List

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006	ENERGY XXI (BERMUDA) LIMITED

	By:	/S/ DAVID WEST GRIFFIN
	Name:	David West Griffin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Copies of the following documents are included as exhibits to this registration statement.

Exhibit Number	Title
3.1	Certificate of Incorporation

3.2	Certificate of Incorporation on Change of Name

3.3	Certificate of Deposit of Memorandum of Increase of Share Capital

3.4	Altered Memorandum of Association

3.5	Bye-Laws

4.1	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited

4.2	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.

10.1	First Lien Credit Agreement dated as of April 4, 2006 among Energy XXI Gulf Coast, Inc., as borrower, the various lenders named therein, The Royal Bank of Scotland plc, RBS Securities Corporation, BNP Paribas and Harris Nesbitt Financing, Inc.

10.2	First Amendment to First Lien Credit Agreement dated as of July 28, 2006 among Energy XXI Gulf Coast, Inc., as borrower, the various lenders named therein, The Royal Bank of Scotland plc, RBS Securities Corporation, BNP Paribas and Harris Nesbitt Financing, Inc.

10.3	Amended and Restated Second Lien Credit Agreement dated as of July 28, 2006 among Energy XXI Gulf Coast, Inc., various lenders named therein, BNP Paribas, and RBS Securities Corporation

10.4	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and John D. Schiller, Jr.

10.5	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and Steve Weyel

10.6	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and David West Griffin

10.7	2006 Long-Term Incentive Plan of Energy XXI Services, LLC

10.8	Form of Restricted Stock Grant Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC

10.9	Form of Restricted Stock Unit Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC

21.1	Subsidiary List

FINANCIAL STATEMENTS

Contents	Page

Energy XXI (Bermuda) Limited Consolidated Balance Sheet at June 30, 2006 and Consolidated Statements of Income, Stockholders’ Equity and Cash Flows for the Period from Inception (July 25, 2005) to June 30, 2006

F-1

Pro Forma Balance Sheet at June 30, 2006 and Pro Forma Statement of Income for the Period from July 25, 2005 (Inception) to June 30, 2006	F-26

Castex Statements of Revenue and Direct Operating Expenses for the Twelve Month Periods Ended June 30, 2006, 2005 and 2004	F-29

Combined Balance Sheets at March 31, 2006 and December 31, 2005, 2004 and 2003 and Combined Statements of Operations, Member’s Equity and Cash Flows for the Three Months Ended March 31, 2006 and the Years Ended December 31, 2005, 2004 and 2003

F-36

ENERGY XXI (BERMUDA) LIMITE D

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Energy XXI (Bermuda) Limited

We have audited the accompanying consolidated balance sheet of Energy XXI (Bermuda) Limited (a Bermuda Corporation) and subsidiaries (the “Company”) as of June 30, 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for the period from inception (July 25, 2005) through June 30, 2006. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy XXI (Bermuda) Limited and subsidiaries as of June 30, 2006, and the consolidated results of their operations and their cash flows for the period from inception (July 25, 2005) through June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas

October 17, 2006

ENERGY XXI (BERMUDA) LIMITED

CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

(In Thousands, except share information)

ASSETS
Current assets:
Cash and cash equivalents	$62,389
Receivables:
Oil and natural gas sales	19,325
Joint interest billings	11,173
Acquisition	14,070
Stock subscription	7,326
Insurance	39,801
Prepaid expenses and other current assets	9,200
Royalty deposit	2,175
Derivative financial instruments	7,752

TOTAL CURRENT ASSETS	173,211
PROPERTY AND EQUIPMENT, net of accumulated depreciation, depletion, and amortization
Oil and natural gas properties—full cost method of accounting, including $50,840 of unproved oil and natural gas properties	447,852
Other property and equipment	1,569

TOTAL PROPERTY AND EQUIPMENT, NET	449,421
Escrow deposit and acquisition costs	10,025
Derivative financial instruments	5,856
Deferred income taxes	1,780
Debt issuance costs, net of accumulated amortization of $306	3,678

TOTAL ASSETS	$643,971

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGY XXI (BERMUDA) LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

JUNE 30, 2006

(In Thousands, except share information)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$23,281
Advances from joint interest partners	6,211
Undistributed oil and natural gas proceeds	5,617
Accrued liabilities	5,846
Income and franchise taxes payable	913
Deferred income taxes	143
Derivative financial instruments	948
Current maturities of long-term debt	9,584

TOTAL CURRENT LIABILITIES	52,543

Long-term debt, less current maturities	199,644
Asset retirement obligations	37,844
Derivative financial instruments	590
Other liabilities	641

TOTAL LIABILITIES	291,262
COMMITMENTS AND CONTINGENCIES (NOTE 13)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 2,500,000 shares authorized and no shares issued	—
Common stock, $0.001 par value, 396,500,624 shares authorized and 80,645,129 issued at June 30, 2006	81
Additional paid-in capital	350,238
Retained earnings	6,942
Accumulated other comprehensive loss, net of tax benefit	(4,552)

TOTAL STOCKHOLDERS’ EQUITY	352,709

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$643,971

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGY XXI (BERMUDA) LIMITED

CONSOLIDATED STATEMENT OF INCOME

INCEPTION (JULY 25, 2005) THROUGH JUNE 30, 2006

(In Thousands, except share and per share information)

REVENUES
Oil sales	$29,056
Natural gas sales	18,056

TOTAL REVENUES	47,112

COSTS AND EXPENSES
Lease operating expense	9,902
Production taxes and transportation	84
Depreciation, depletion and amortization	20,357
Accretion of asset retirement obligation	738
General and administrative expense	4,361
Loss on derivative financial instruments	68

TOTAL COSTS AND EXPENSES	35,510

OPERATING INCOME	11,602

OTHER INCOME (EXPENSE)
Interest income	5,000
Interest expense	(7,933)

INCOME BEFORE PROVISION FOR INCOME TAXES	8,669

PROVISION FOR INCOME TAXES	1,727

NET INCOME	$6,942

EARNINGS PER SHARE
Basic	$0.14
Diluted	$0.12

WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSANDING
Basic	49,839,179
Diluted	58,474,771

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGY XXI (BERMUDA) LIMITED

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

INCEPTION (JULY 25, 2005) THROUGH JUNE 30, 2006

(In Thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Issuance of common stock and warrants at inception (July 25, 2005)	—	$—	12,500	$13	$9	$—	$—	$22
Issuance of common stock and warrants on October 20, 2005—AIM Placement	—	—	50,000	50	308,107	—	—	308,157
Share issuance costs—AIM Placement	—	—	—	—	(30,465)	—	—	(30,465)
Common stock repurchased—private placement	—	—	(3,499)	(3)	(19,568)	—	—	(19,571)
Common stock issued—private placement	—	—	3,499	3	19,593	—	—	19,596
Common stock issued—warrant exercise	—	—	18,145	18	72,562	—	—	72,580
Comprehensive income:
Net income	—	—	—	—	—	6,942	—	6,942
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	—	—	(4,552)	(4,552)

Total comprehensive income								2,390

Balance as of June 30, 2006	—	$—	80,645	$81	$350,238	$6,942	(4,552)	$352,709

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGY XXI (BERMUDA) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

INCEPTION (JULY 25, 2005) THROUGH JUNE 30, 2006

(In Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,942
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax expense	814
Unrealized gain on derivative financial instrument	(119)
Accrued interest classified as long-term debt	100
Put premium amortization	1,172
Accretion of asset retirement obligations	738
Depletion, depreciation, and amortization	20,357
Amortization of debt issuance costs	494
Changes in operating assets and liabilities:
Increases in receivables	(26,912)
Increases in prepaid expenses and other current assets	(5,815)
Increases in accounts payable and other liabilities	14,297

NET CASH PROVIDED BY OPERATING ACTIVITIES	12,068

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition	(448,374)
Capital expenditures	(29,426)
Insurance payments received	10,323
Purchase of derivative instruments	(3,168)
Escrow deposit and acquisition costs	(10,025)

NET CASH USED IN INVESTING ACTIVITIES	(480,670)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	384,872
Payments for stock issuance costs	(22,308)
Payments to re-purchase and cancel common stock	(19,571)
Proceeds from note purchase agreement	14,150
Payment on note purchase agreement	(14,150)
Proceeds from first lien revolver	117,500
Proceeds from second lien facility	75,000
Debt issuance costs	(4,172)
Payments on put financing	(330)

NET CASH PROVIDED BY FINANCING ACTIVITIES	530,991

NET INCREASE IN CASH AND CASH EQUIVALENTS	62,389

CASH AND CASH EQUIVALENTS, beginning of period	—

CASH AND CASH EQUIVALENTS, end of period	$62,389

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Energy XXI (Bermuda) Limited (“Energy XXI”) was incorporated in Bermuda on July 25, 2005. Energy XXI (together, with its wholly owned subsidiaries, the “Company”), is an independent oil and natural gas company with its principal wholly-owned subsidiary, Energy XXI Gulf Coast, Inc. (“EGC”), headquartered in Houston, Texas. The Company is engaged in the acquisition, exploration, development and operation of oil and natural gas properties onshore in Louisiana and Texas and offshore in the Gulf of Mexico.

On October 20, 2005, the Company completed a placement on the London Stock Exchange Alternative Investment Market (the “AIM”), consisting of 50 million units (the “Placement”). The units consisted of one share of the Company’s common stock with a par value of $.001, and two redeemable common share purchase warrants (the “Warrants”), together (the “Units”). The Company received proceeds of approximately $277.7 million, net of issuance costs of approximately $22.3 million, issuing 50 million units at $6 per unit on the AIM. Approximately $275 million or $5.50 per share issued in the Placement was placed into a restricted trust account in Bermuda (the “Trust”) and the remaining was deposited into the Company’s bank account for future business expenses.

On February 21, 2006, EGC entered into a definitive agreement with Marlin Energy, L.L.C. (“Marlin”) to acquire 100% of the membership interests in Marlin Energy Offshore, L.L.C. and Marlin Texas GP, L.L.C. and the limited partnership interests in Marlin Texas, L.P. (collectively, the “Oil and Gas Assets”) for total cash consideration of approximately $448.4 million, including acquisition costs of $1.6 million. Total cash consideration included an initial purchase price payment of $421 million, working capital payments of $9.8 million, and purchase price adjustments from the contractual effective date of the transaction (January 1, 2006) through the closing date (April 4, 2006) of $16 million. The Company, as part of the post closing settlement with Marlin, is due $14.1 million. See NOTE 3.

The Oil and Gas Assets are comprised of interests in various oil and natural gas properties located on the Outer Continental Shelf in shallow waters of the U.S. Gulf of Mexico (“GOM”) and onshore the U.S. Gulf Coast. The Company will operate approximately 70% of the net proved reserves.

Simultaneous with signing the agreement, the Company placed a $500,000 earnest money deposit in escrow. On March 2, 2006, the Company, through Energy XXI (US Holdings) Limited (“US Holdings”), a wholly owned subsidiary of Energy XXI, entered into a note purchase agreement with Satellite Senior Income Fund, LLC (“Satellite”), whereby the Company agreed to sell $17.5 million aggregate principal amount of its 6.5% senior notes due May 11, 2006 for a price of $14.15 million. On March 2, 2006, the Company increased the earnest money deposit to $10 million, to avoid paying the seller 7% interest on the $421 million initial purchase price of the acquisition from January 1, 2006 until the closing. The Company used approximately $4 million to purchase crude oil put derivative instruments to partially hedge the acquisition’s cash flows, and approximately $150,000 to pay for the lenders’ legal costs. The financing was structured to have no recourse to the Company (other than the security interest in the derivatives, contract rights to the purchase and sale agreement, and right to any proceeds from the escrow account).

Completion of the acquisition was contingent upon stockholders’ approval, financing and re-admission of the Energy XXI ordinary shares and warrants to trading on AIM. On March 31, 2006, the Company received shareholder approval of the acquisition with approximately 83.8% of the total outstanding shares voting, of which 93.3% voted in favor of the transaction, subject to 3,499,376 shares that were put to the Company for their pro rata share of the funds in the Trust (approximately $5.59/share). These repurchases were completed on April 4, 2006.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

On April 4, 2006, the acquisition was funded with a portion of the cash proceeds from the placing conducted in October 2005 at the time of the Company’s admission and trading on the AIM. The net placing proceeds, approximating $282.6 million of which included approximately $5 million of interest income, were released from the Trust upon majority shareholder approval of the acquisition. Of the $282.6 million, approximately $19.6 million was used to repurchase stock from investors, leaving approximately $263 million to fund the acquisition, repay the note purchase agreement with Satellite, and pay for certain transaction and working capital costs. To fund the balance of the costs at closing, the Company obtained commitments from The Royal Bank of Scotland and BNP Paribas to arrange for $375 million of financing facilities of which $220 million was available at closing. At closing, the Company had outstanding $180 million of debt facilities plus an additional $5 million of Letters of Credit. On April 25, 2006, the Company issued 3,499,376 shares at $5.60/share for total proceeds of approximately $19.6 million.

Principles of Consolidation: The Company’s consolidated financial statements include the accounts of Energy XXI and the accounts of its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant financial estimates are based on remaining proved oil and natural gas reserves. Estimates of proved reserves are key components of the Company’s depletion rate for proved oil and natural gas properties and the full cost ceiling test limitation.

See NOTE 18—Supplementary Oil and Gas Information (Unaudited) for more information relating to estimates of proved reserves. Because there are numerous uncertainties inherent in the estimation process, actual results could differ from these estimates.

Business Segment Information: The Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 131 Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in activities from which it may earn revenues and incur expenses. Separate financial information is available and this information is regularly evaluated by the chief operating decision maker for the purpose of allocating resources and assessing performance. The Company’s operations involve the exploration, development and production of oil and natural gas and are entirely located in the United States of America. The Company has a single, company-wide management team that administers all properties as a whole rather than as discrete operating segments.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with maturities of 90 days or less when purchased, to be cash and cash equivalents.

Allowance for Doubtful Accounts: The Company establishes provisions for losses on accounts receivables if it is determined that collection of all or a part of an outstanding balance is not probable. Collectibility is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method. As of June 30, 2006, no allowance for doubtful accounts was necessary.

Oil and Gas Properties: The Company uses the full cost method of accounting for exploration and development activities as defined by the Securities and Exchange Commission (“SEC”). Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

capitalized as oil and natural gas properties. This includes any internal costs that are directly related to acquisition, exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and natural gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

Oil and natural gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unproved properties and include non-producing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. The Company excludes these costs until the project is evaluated and proved reserves are established or impairment is determined. Excluded costs are reviewed at least quarterly to determine if impairment has occurred. The amount of any evaluated or impaired oil and natural gas properties is transferred to capitalized costs being amortized.

Depreciation, Depletion and Amortization: The depreciable base for oil and natural gas properties includes the sum of all capitalized costs net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs and asset retirement costs not included in oil and natural gas properties, less costs excluded from amortization. The depreciable base of oil and natural gas properties is amortized using the unit-of-production method. Other property including, leasehold improvements, office and computer equipment and vehicles which are stated at original cost and depreciated using the straight-line method over the useful life of the assets, which ranges from three to five years.

General and Administrative Costs: Under the full cost method of accounting, a portion or the Company’s general and administrative expenses that are directly identified with the Company’s acquisition, exploration and development activities are capitalized as part of oil and natural gas properties. These capitalized costs include salaries, employee benefits, costs of consulting services, and other direct costs incurred to directly support those employees of the Company that are directly involved in acquisition, exploration and development activities. The capitalized costs do not include costs related to production operations, general corporate overhead or similar activities. The Company capitalized general and administrative costs directly related to the Company’s acquisition, exploration and development activities from the period from inception (July 25, 2005) through June 30, 2006 of approximately $1.9 million.

Capitalized Interest: Interest is capitalized as part of the cost of acquiring assets. Oil and natural gas investments in unproved properties and major development projects, on which DD&A expense is not currently recorded and on which exploration or development activities are in progress, qualify for capitalization of interest. Capitalized interest is calculated by multiplying the Company’s weighted-average interest rate on debt by the amount of qualifying costs. Capitalized interest cannot exceed gross interest expense. As oil and natural gas costs excluded are transferred to the Evaluated Properties Pool, the associated capitalized interest is also transferred. For the period from inception (July 25, 2005) to June 30, 2006, the Company did not capitalize any interest expense.

Ceiling Test: Under the full cost method of accounting, a ceiling test is performed each quarter. The full cost ceiling test is an impairment test prescribed by the Securities and Exchange Commission (“SEC”) Regulation S-X Rule 4-10. The ceiling test determines a limit on the carrying value of oil and natural gas properties. The capitalized costs of oil and natural gas properties, net of accumulated DD&A and the related deferred income taxes, may not exceed the estimated future net cash flows from proved oil and natural gas reserves, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, generally using prices in effect at the end of the period held flat for the life of

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

production and including the effect of derivative instruments that qualify as cash flow hedges, discounted at 10%, net of related tax effects, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized. If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional DD&A expense. As of June 30, 2006, the Company’s oil and natural gas properties did not exceed the ceiling test limit.

Debt issuance costs: Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the scheduled maturity of the debt utilizing the interest method.

Asset Retirement Obligations: The Company accounts for costs associated with abandoning platforms, wells and other facilities, in accordance with SFAS No. 143 Accounting for Asset Retirement Obligations (“SFAS No. 143”). Obligations associated with abandoning long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction under the doctrine of promissory estoppel. The Company has legal obligations to plug, abandon and dismantle existing wells and facilities that it has acquired and constructed. The asset retirement obligations are recorded at fair value and accretion expense increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the asset retirement cost included in the depreciable base of oil and natural gas properties.

Derivative Instruments: The Company utilizes derivative instruments in the form of natural gas and crude oil put, swap and collar arrangements in order to manage the price risk associated with future crude oil and natural gas production. Such derivatives are accounted for under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended. Gains or losses resulting from transactions designated as cash flow hedges are recorded at fair value, and are deferred and recorded in Other Comprehensive Income (“OCI”) as appropriate, until recognized in current earnings in the Company’s consolidated statement of income as the physical production hedged by the contracts is delivered. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in current earnings.

The net cash flows related to any recognized gains or losses associated with cash flow hedges are reported as oil and natural gas revenue and presented in cash flow from operations. If a hedge designation is terminated prior to expected maturity, gains or losses are deferred and included in current earnings in the same period as the physical production hedged by the contract is delivered.

The conditions to be met for a derivative instrument to qualify as a cash flow hedge are the following: (i) the item to be hedged exposes the Company to price risk; (ii) the derivative reduces the risk exposure and is designated as a hedge at the time the derivative contract is entered into; (iii) at the inception of the hedge and throughout the hedge period there is a high correlation of changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if the correlation no longer exists, the gain or loss on the derivative is recognized in income to the extent the future results have not been offset by the effects of price changes on the hedged item since the inception of the hedge.

Unrealized gains and losses attributable to ineffectiveness of derivative instruments that receive cash flow hedge accounting treatment, and unrealized and realized gains and losses on derivative instruments that were undertaken to manage the price risk of the Company’s production but do not receive cash flow hedge accounting treatment are excluded from oil and natural gas revenues and included as a separate line in the statement of income.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

The Company also utilizes financial instruments to mitigate the risk of earnings loss due to changes in market interest rates. Such instruments are designated as hedges and accounted for in accordance with SFAS 133.

Revenue Recognition: The Company recognizes oil and natural gas revenue under the entitlement method of accounting. Under the entitlement method, revenue is recognized, based on the Company’s net interest in the well, when delivery to the purchaser has occurred and title has transferred. This occurs when production has been delivered to a pipeline or a tanker lifting has occurred.

Income Taxes: The Company accounts for income taxes in accordance with SFAS No. 109 Accounting for Income Taxes. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and natural gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the unit-of-production method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, the Company may use certain provisions of the Internal Revenue Code which allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion.

New Accounting Standards: The Company discloses the existence and effect of accounting standards issued but not yet adopted by the Company with respect to accounting standards that may have an impact on the Company when adopted in the future.

Accounting for Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 will be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for, among other items, a financial instrument that was measured at fair value at initial recognition under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities using the transaction price in accordance with the guidance in footnote 3 of Issue 02-3 prior to initial application of SFAS No. 157. The Company is currently evaluating the impact of SFAS No. 157 and whether to early adopt its provisions.

Quantifying Misstatements

In September 2006, the SEC staff issued SEC Staff Accounting Bulletin (“SAB”) Topic 1N Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 addresses how a registrant should quantify the effect of an error on the financial statements. The SEC staff concludes in SAB 108 that a dual approach should be used to compute the amount of a misstatement. Specifically, the amount should be computed using both the “rollover” (current year income statement perspective) and “iron curtain” (year-end balance sheet perspective) methods. SAB 108 also permits public companies to report the cumulative effect of the new policy as an adjustment to opening retained earnings, whereas Under FASB Statement No. 154, Accounting Changes and Error Corrections, changes in accounting policy generally are accounted for using retrospective application. The adoption of SAB 108 will not have a material impact on the consolidated financial statements of the Company.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes which is an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“SFAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that FIN 48 may have an impact on the Company’s financial statements when there is uncertainty regarding a certain tax position taken or to be taken. In such a situation, the provisions of FIN 48 will be utilized to evaluate, measure and record the tax position, as appropriate. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on July 1, 2006. FIN 48 did not have a material impact on the Company’s consolidated financial statements when adopted.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections (“SFAS No. 154”), which is a replacement of APB Opinion No. 20 Accounting Changes (“APB 20”), and SFAS No. 3 Reporting Accounting Changes in Interim Financial Statements (“SFAS No. 3”). SFAS No.154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The provisions of SFAS 154 will have an impact on the Company’s financial statements in the future should there be voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on July 1, 2006.

NOTE 2—OIL AND NATURAL GAS PROPERTIES AND OTHER PROPERTY AND EQUIPMENT

Net capitalized costs related to the Company’s oil and natural gas producing activities and its other property and equipment are as follows (in thousands):

Proved oil and natural gas properties	$417,237
Accumulated depreciation, depletion, and amortization	(20,225)

Net proved oil and natural gas properties	397,012
Unproved oil and natural gas properties	50,840

Net oil and natural gas properties	$447,852

Other property and equipment	1,701
Accumulated depreciation	(132)

Net other property and equipment	$1,569

NET PROPERTY AND EQUIPMENT	$449,421

NOTE 3—ACQUISITION

On April 4, 2006, the Company completed the acquisition of the Oil and Gas Assets. The Oil and Gas Assets represent interests in oil and natural gas production properties and undeveloped acreage in approximately 34 onshore and offshore fields. Four major fields acquired: South Timbalier 21, Vermilion 120, Southwest Speaks, and Main Pass 74 comprise approximately 80% of the proved reserves acquired from Marlin. Total cash consideration of approximately $448.4 million, including acquisition costs of $1.6 million, included an initial

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

purchase price payment of $421 million, working capital payments of $9.8 million, and purchase price adjustments from the contractual effective date of the transaction (January 1, 2006) through the closing date (April 4, 2006) of $16 million. The Company, as part of the post closing settlement with Marlin, is due approximately $14.1 million. The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed, based on their fair values, on April 4, 2006 (in thousands):

Net working capital	$358
Insurance receivable	26,614
Acquisition receivable due from Marlin	14,070
Oil and natural gas properties	443,927
Asset retirement obligations	(36,595)

Cash paid including acquisition costs of $1,607	$(448,374)

The Oil and Gas Assets the Company acquired from Marlin were damaged by hurricanes Katrina and Rita but were covered in part by insurance. From the date of the acquisition of the Oil and Gas Assets through June 30, 2006, the Company has spent $32.2 million on inspections, repairs, debris removal, and the drilling of replacement wells. The insurance coverage is an indemnity program that provides for reimbursement after funds are expended. Of the amount spent, the Company believes that $23.5 million is eligible for reimbursement and has recorded this amount as insurance receivable. As of June 30, 2006 the Company has recognized $39.8 million of insurance receivable, which includes $26.6 million acquired from Marlin, $23.5 million recognized since the acquisition less $10.3 million of cash proceeds received from the insurance company.

NOTE 4—LONG-TERM DEBT

First Lien Revolver: Through EGC, the Company has a $300 million first lien revolver of which as of June 30, 2006, $145 million was committed to by a group of banks, and $122.5 million was outstanding and none was available (See NOTE 16 for modifications since June 30). $117.5 million was outstanding as a loan while $5 million was outstanding in the form of a letter of credit. The revolver is secured by all of the oil and natural gas reserves and other assets owned by EGC. The first lien revolver is subject to early re-determinations, as determined by the agent, made semiannually based upon their assessment of the value of the reserves as determined by a reserve report. Re-determination is January 1 and July 1 of each year. Between re-determinations, the availability under the borrowing base currently declines by $7.5 million per month. Borrowings under the first lien revolver bear interest at either: 1) a base rate of interest established by the administrative agent in New York and the federal funds rate in effect plus .5% (the “Base Rate”) plus 25 to 100 basis; or 2) as LIBOR plus 125 to 200 basis points depending upon the percentage of the total availability drawn at any point in time (the “LIBOR Rate”), at the Company’s option on conversion dates. As of June 30, 2006, EGC had outstanding approximately $9.5 million and $108 million at the Base Rate and LIBOR Rate, respectively. The Base Rate and LIBOR Rate were 9.25% and 7.19% as of June 30, 2006, respectively.

The first lien revolver contains certain covenants, including a required maximum total leverage ratio of 3.5 to 1.0, a required minimum interest coverage ratio of 3.0 to 1.0, and the minimum current ratio of 1.0 to 1.0. At June 30, 2006 the Company was in compliance with all covenants under the first lien revolver.

Second Lien Facility: Through EGC, the Company has a $75 million second lien facility of which $75 million was outstanding as of June 30, 2006. The second lien facility is secured by a second lien on all of the oil and natural gas reserves and other assets owned by EGC. Principal payments on the second lien facility are due each April at 1% of the unpaid principal balance; with the unpaid balance maturing on April 2, 2010. Borrowings under the second lien facility bear interest at either 1) a base rate of interest established by the administrative agent in New

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

York and the federal funds rate in effect plus .5% (the “Base Rate”) plus 400 basis points; or 2) as LIBOR plus 500 basis points (the “LIBOR Rate”), at the Company’s option on conversion dates. The second lien facility is callable at the option of the Company at a 1% premium in the first year with no premium payable thereafter. As of June 30, 2006, EGC had outstanding $75 million at the LIBOR Rate. The LIBOR Rate was 10.06% as of June 30, 2006. As more fully described in NOTE 16, the second lien facility was modified in July, 2006.

The second lien facility contains certain covenants, including a required maximum total leverage ratio of 4.0 to 1.0, a required minimum interest coverage ratio of 2.75 to 1.0, a minimum current ration of 1.0 to 1.0, and a requirement to maintain a ratio of the net present value of the future net revenues of proved reserves, discounted at 10% per annum, to total debt of 1.5 to 1.0. At June 30, 2006 the Company was in compliance with all covenants under the second lien facility.

Note Purchase Agreement: Through US Holdings, the Company entered into a notes purchase agreement with Satellite dated March 2, 2006 whereby US Holdings agreed to sell $17.5 million aggregate principal amount of its 6.5% senior notes due May 11, 2006 for a purchase price of $14.15 million. The note purchase agreement was paid in full on April 4, 2006, including interest expense of $3.5 million.

Put Premium Financing: In conjunction with the Company’s hedging program, the Company financed certain purchased put premiums with the applicable counterparty. The total cost of the financed put premiums was $18.4 million with the cost of financing embedded in the price of the put. The Company recorded the cost of these financed put premiums at their discounted value using an implicit interest rate of 8.5%. The total interest implicit in these contracts is approximately $1.4 million. Included in interest expense for the period from inception (July 25, 2005) through June 30, 2006 is $162,743 related to the financing of the put premiums.

Future maturities of long-term debt are as follows (in thousands):

Year Ending June 30,
2007	$9,584
2008	6,318
2009	120,554
2010	72,772
2011	—
Thereafter	—

Total	$209,228
Less current portion	(9,584)

Long-term debt	$199,644

NOTE 5—ASSET RETIREMENT OBLIGATIONS

The following table describes the changes to the Company’s asset retirement obligations (“ARO”) (in thousands):

Carrying amount of ARO at July 25, 2005 (inception)	$—
ARO acquired	36,595
Accretion expense	738
ARO incurred due to drilling activities	511

Carrying amount of ARO at June 30, 2006	$37,844

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

NOTE 6—DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into hedging transactions with major financial institutions to reduce exposure to fluctuations in the price of crude oil and natural gas. The Company uses financially settled crude oil and natural gas puts, swaps and zero-cost collars. Any gains or losses resulting from the change in fair value from hedging transactions that are determined to be ineffective are recorded as a component of operating income, whereas gains and losses from the settlement of hedging contracts are recorded in crude oil and natural gas revenue.

With a financially settled purchased put, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the hedged price of the transaction. With a swap, the counterparty is required to make a payment to the Company if the settlement price for a settlement period is below the hedged price for the transaction, and the Company is required to make a payment to the counterparty if the settlement price for any settlement period is above the hedged price for the transaction. With a zero-cost collar, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price of the collar, and the Company is required to make a payment to the counterparty if the settlement price for any settlement period is above the cap price for the collar.

The energy markets have historically been very volatile, and there can be no assurances that crude oil and natural gas prices will not be subject to wide fluctuations in the future. While the use of hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements.

Cash settlements, net of the amortization of purchased put premiums on effective cash flow hedges for the period from inception (July 25, 2005) through June 30, 2006 resulted in an increase in oil and natural gas sales in the amount of $1.4 million. During the period from inception (July 25, 2005) through June 30, 2006, the Company recognized income of $119,736 related to the net price ineffectiveness of its hedged crude oil and natural gas contracts. Cash settlements on derivative contracts not designated as hedges resulted in a loss of $187,300 for the period from inception (July 25, 2005) through June 30, 2006.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

As of June 30, 2006, the Company had the following hedge contracts outstanding:

	Crude Oil			Natural Gas			Total
Period	Daily Volume (MBbls)	Contract Price	June 30, 2006 Fair Value (Gain) Loss	Daily Volume (MMBtu)	Contract Price	June 30, 2006 Fair Value (Gain) Loss
Puts (1)
July 2006 – June 2007	588	$60 – 65	$1,879	10,770	$8.00	$(931)	$948
July 2007 – June 2008	141	60	101	6,969	8.00	(92)	9
July 2008 – June 2009	53	60	38	2,680	8.00	(40)	(2)

			2,018			(1,063)	955
Swaps
July 2006 – June 2007	814	$69.08 – 74.50	2,231	2,696	$6.72 – 9.84	(880)	1,351
July 2007 – June 2008	535	69.08 – 72.00	1,606	2,468	9.00 – 9.84	(633)	973
July 2008 – June 2009	459	69.08 – 71.96	604	1,630	9.00 – 9.39	(429)	175
July 2009 – June 2010	227	69.24 – 71.06	43	600	9.02	(213)	(170)

			4,484			(2,155)	2,329
Collars
July 2006 – June 2007	243	$60 – 78	665	1,250	$8.00 – 11.10	(144)	521
July 2007 – June 2008	278	60 – 78	761	1,120	8.00 – 11.10	(129)	632
July 2008 – June 2009	106	60 – 78	291	430	8.00 – 11.10	(50)	241

			1,717			(323)	1,394

Net (gain) loss on derivatives			$8,219			$(3,541)	$4,678

(1)	Included in natural gas puts are 8,260 MMBtus, 6,390 MMBtus and 2,450 MMBtus of $6 to $8 put spreads for the years ended June 30, 2007, 2008 and 2009, respectively.

The Company has reviewed the financial strength of its hedge counterparties and believes the credit risk to be minimal. At June 30, 2006, the Company had no deposits for collateral with its counterparties.

The following table sets forth the results of third party hedging for the period from inception (July 25, 2005) through June 30, 2006 (dollars in thousands):

	Crude Oil (MBbls)	Natural Gas (MMBtus)
Quantity settled	314	1,331
Increase (decrease) in revenues	$(695)	$2,122

On June 26, 2006, the Company entered into an interest rate costless collar to mitigate the risk of loss due to changes in interest rates. The dollar amount hedged was $75 million with the interest rate collar being 5.45% to 5.75%. At June 30, 2006, the Company had deferred $126,442, net of tax, in gains in OCI related to this instrument.

The following table reconciles the changes in accumulated other comprehensive income (loss) for the period from inception (July 25, 2005) through June 30, 2006 (in thousands):

Accumulated other comprehensive income (loss)—inception (July 25, 2005)	$—
Hedging activities:
Change in fair value of crude oil and natural gas hedging positions	(4,678)
Change in fair value of interest rate hedging position	126

Accumulated other comprehensive income (loss) at June 30, 2006	$(4,552)

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

NOTE 7—INCOME TAXES

The components of the Company’s income tax provision are as follows (in thousands):

Current	$913
Deferred	814

Tax provision	$1,727

The following is a reconciliation of statutory income tax expense to the Company’s income tax provision (in thousands):

Income before income taxes	$8,669
Statutory rate	35%
Income tax expense computed at statutory rate	3,034
Reconciling items:
State income taxes, net of federal tax benefit	50
Non taxable foreign income	(1,357)

Tax provision	$1,727

Deferred income taxes primarily represent the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred taxes are detailed in the table below (in thousands):

Deferred tax assets:
Derivative instruments	$2,519
Oil and natural gas property	1,310
Accretion of asset retirement obligation	258
Employee benefit plans	104

Total deferred tax assets	4,191

Deferred tax liabilities:
Other property and equipment	2,411
Derivative instruments	143

Total deferred tax liabilities	2,554

Net deferred tax asset	$1,637

Reflected in the accompanying balance sheet as:
Non-current deferred tax asset	$1,780
Current deferred tax liability	$(143)

NOTE 8—STOCKHOLDERS’ EQUITY

Common Stock

The Company’s shareholders are entitled to one vote for each share of common stock held on all matters to be voted on by shareholders.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

Preferred Stock

The Company’s bye-laws authorize the issuance of 2,500,000 shares of preferred stock. The Company’s Board of Directors are empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The Company had not issued preferred stock as of June 30, 2006.

Warrants

The Company issued 100,000,000 warrants to stockholders in October 2005 as part of its admission to trading on the AIM. Each warrant entitles the holder to purchase one common share at a price of $5.00 per share. The warrants will be redeemable, at any time after they become exercisable, upon written consent of the placing agents, at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, if, and only if, the last independent bid price of the common shares equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption and the weekly trading volume of the Company’s common shares has exceeded 800,000 for each of the two calendar weeks before the Company sends the notice of redemption. Investors will be afforded the opportunity to exercise the warrants on margin and simultaneously sell the shares for a “cashless exercise” if the Company calls the warrants. The warrants will expire October 20, 2009. On June 7, 2006, the Company temporarily reduced the exercise price on its warrants from $5 a share to $4 per share for warrant holders who exercised prior to July 10, 2006. As of June 30, 2006, the Company had 81,854,871 outstanding warrants exercisable for $4 per share. At June 30, 2006, 18,145,129 warrants had been exercised, resulting in total cash inflow of approximately $ 65.3 million and recognition of the stock subscription receivable of approximately $7.3 million. Cash was received in the amount of approximately $7.3 million in July 2006 in satisfaction of the stock subscription receivable. See NOTE 16 for further information with respect to the exercise of the warrants.

Unit Purchase Option

As part of the placement on the AIM, the Company issued to an underwriter and its designees (including its officers) an option (exercisable in whole or part) to subscribe up to 5,000,000 Units at a price of $6.60 per Unit. Fair value of the options, determined by using the Black-Scholes pricing model, was approximately $8.2 million, and recorded as a cost of the Placement in stockholders’ equity and additional paid-in capital. The options expire on October 20, 2010.

NOTE 9—SUPPLEMENTAL CASH FLOW INFORMATION

The following represents the Company’s supplemental cash flow information (in thousands):

Cash paid for interest	$4,760
Cash paid for income taxes	$—

The following represents the Company’s non-cash investing and financing activities (in thousands):

Put premiums acquired through financing	$16,958
Common stock issued through recognition of a receivable	$7,326
Additions to property and equipment by recognizing accounts payables	$5,986
Additions to property and equipment by recognizing asset retirement obligations	$511
Capital expenditures submitted for insurance reimbursement that were incurred by recognizing accounts payable	$13,438
Unit purchase options issued to underwriters	$8,157

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

NOTE 10—EMPLOYEE BENEFIT PLANS

Participation Share Program: The Company has adopted a Participating Share Program as an incentive and retention program for its employees. Participation shares (or “Phantom Stock”) are issued from time to time at a value equal to the Company’s share price at the time of issue. The Phantom Stock vest equally over a three-year period. When vesting occurs, the Company pays the employee an amount equal to the then current share price times the number of restricted stock units that have vested, plus the cumulative value of dividends applicable to the Company’s stock. At the Company’s sole discretion, at the time the Phantom Stock vest, the Company has the ability to offer the employee to accept shares in lieu of cash. Upon a change in control of the Company, all outstanding Phantom Stock become immediately vested and payable.

As of June 30, 2006, the Company had issued 745,000 shares of Participation Shares and recognized expense of $138,304 and capitalized $82,699 in oil and natural gas properties. A liability has been recognized in the amount of $221,003 in Other liabilities in the accompanying Consolidated Balance Sheet. The amount of the liability will be remeasured to fair value as of each reporting date. No Phantom Stock has vested as of June 30, 2006.

Defined Contribution Plans: The Company’s employees are covered by a discretionary noncontributory profit sharing plan. The plan provides for annual employer contributions based upon 10% of annual salaries. The Company also sponsors a qualified 401(k) Plan. The cost to the Company under these plans was approximately $104,828.

NOTE 11—RELATED PARTY TRANSACTIONS

The Company assumed certain contracts and obligations relating to the Placement and organization costs that were entered into and paid, prior to the Company’s formation, by The Exploitation Company, LLC (“TEC”), a partnership controlled by affiliates of the Company. In addition, as a convenience to the Company, TEC paid for certain expenses incurred by the Company which are reimbursed by the Company on a monthly basis. TEC charges no fees or interest for this service. Furthermore, the Company rented office space and certain administrative services for $7,500 per month, through March 31, 2006, the date the arrangement ended with TEC. The Company has paid TEC $37,500 of rental expense.

The Company has entered into employment agreements with each of Messrs. Schiller, Weyel, and Griffin, who serve as the Company’s Chief Executive Officer and Chairman of its Board of Directors, President and Chief Operating Officer, and Chief Financial Officer, respectively. Under these agreements, each of the executives will also be entitled to additional benefits, including reimbursement of business and entertainment expenses, paid vacation, company-provided use of a car (or a car allowance), life insurance, certain health and country club memberships, and participation in other company benefits, plans, or programs that may be available to other executive employees of the Company from time to time. Each employment agreement has an initial term beginning on April 4, 2006, and ending on October 20, 2008, after which it will be automatically extended for successive one-year terms unless either the executive or the Company gives written notice within 90 days prior to the end of the term that such party desires not to renew the employment agreement.

NOTE 12—EARNINGS PER SHARE

Basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Except when the effect would be anti-dilutive,

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

the diluted earnings per share include the impact of restricted stock and the potential dilution that would occur if warrants to issue common stock were exercised. The following table sets forth the calculation of basic and diluted earnings per share (“EPS”) (in thousands, except share and per share data):

Net Income	$6,942
Weighted average shares outstanding for basic EPS	49,839,179
Add dilutive securities: warrants	8,635,592
Weighted average shares outstanding for diluted EPS	58,474,771
Earnings per share—basic	$0.14
Earnings per share—diluted	$0.12

NOTE 13—COMMITMENTS AND CONTINGENCIES

Litigation: The Company is a party to litigation in the normal course of business. While the outcome of litigation against the Company cannot be predicted with certainty, management believes that the effect on its financial condition, results of operations and cash flows, if any, will not be material.

Lease Commitments: The Company has a non-cancelable operating lease for office space that expires on July 31, 2013. Future minimum lease commitments as of June 30, 2006 under the operating leases are as follows (in thousands):

Year Ending June 30,
2007	$638
2008	726
2009	726
2010	726
2011	726
Thereafter	736

Total	$4,278

Rent expense for the period from inception (July 25, 2005) through June 30, 2006 was approximately $76,000.

Letters of Credit and Performance Bonds: The Company had $5.3 million in letters of credit and $38.8 million of performance bonds outstanding as of June 30, 2006.

Drilling Rig Commitments: In June 2006, the Company entered into a 90 day agreement, commencing on August 31, 2006, to secure a drilling rig for a total commitment of $20.7 million.

NOTE 14—CONCENTRATIONS OF CREDIT RISK

Major Customers: The Company’s production is sold on month-to-month contracts at prevailing prices. The following table identifies customers from whom the Company derived 10% or more of its net oil and natural gas revenues during the period from inception (July 25, 2005) through June 30, 2006. Based on the availability of other customers, the Company does not believe the loss of any of these customers would have a significant effect on its operations or financial condition.

Customer	Percent of Total Revenue
Chevron, USA	57%
Louis Dreyfus Energy Services, LP	14%

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

Accounts Receivable: Substantially all of the Company’s accounts receivable result from oil and natural gas sales and joint interest billings to third parties in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company’s overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Based on the current demand for oil and natural gas, the Company does not expect that termination of sales to any of its current purchasers would have a material adverse effect on its ability to find replacement purchasers and to sell its production at favorable market prices.

Derivative Instruments: Derivative instruments also expose the Company to credit risk in the event of nonperformance by counterparties. Generally, these contracts are with major investment grade financial institutions and other substantive counterparties. The Company believes that its credit risk related to the futures and swap contracts is no greater than the risk associated with the primary contracts and that the elimination of price risk through its hedging activities reduces volatility in its reported results of operations, financial position and cash flows from period to period and lowers its overall business risk.

Cash and Cash Equivalents: The Company is subject to concentrations of credit risk with respect to its cash and cash equivalents, which the Company attempts to minimize by maintaining its cash and cash equivalents with major high credit quality financial institutions. At times cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation.

NOTE 15—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company includes fair value information in the notes to the consolidated financial statements when the fair value of its financial instruments is different from the book value. The Company believes that the carrying value of its cash and cash equivalents, receivables, accounts payable, accrued liabilities and short-term and long-term debt, materially approximates fair value due to the short-term nature and the terms of these instruments.

NOTE 16—SUBSEQUENT EVENTS

Acquisition: On June 7, 2006, EGC entered into a definitive agreement with a number of sellers (the “Sellers”) to acquire certain oil and natural gas properties in Louisiana (the “Castex Acquisition”). The Company made a $10 million earnest money deposit and put in place certain commodity hedges in anticipation of closing. The properties comprise interests in approximately 21 fields with 35 producing wells and approximately 108,000 net acres. Approximately 91% of the proved reserves are natural gas.

EGC closed the acquisition on July 28, 2006 and at the same time entered into a 50/50 exploration agreement with the seller for 24 months covering an area of mutual interest in South Louisiana. In addition, the Company entered into a joint development agreement with the seller which includes the area around Lake Salvador. The Company’s cash cost of the acquisition was approximately $308 million for the reserves and the Company agreed to provide up to a $31 million carried interest in future wells to be drilled.

The Company’s obligation to fund the carried interest is limited to no more than $4 million per month. The Company anticipates that this carried interest will be fully realized within 24 months. In addition, if hydrocarbon production from one of the properties acquired exceeds 34 billion cubic feet equivalent (BCFE), a level above the proved reserves assumed by the company in the acquisition, a production payment of up to 3 BCFE of future production will also be payable to the Sellers beginning in January 2009.

Early Warrant Exercise: As part of the funding of the Castex Acquisition, on June 7, 2006, the Company temporarily reduced the exercise price on its warrants from $5 a share to $4 per share. As of the end of the discounted warrant exercise period (July 10, 2006), 21,410,128 warrants were exercised (18,145,129 as of June 30, 2006), resulting in total cash inflow of approximately $ 85.6 million to the Company. Upon completion of a warrant exercise, there were 83,910,128 shares of common stock and 78,589,872 warrants outstanding.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

Financing: To support financing of the Castex Acquisition, the Company utilized the $85.6 million in cash realized from the reduced price warrant solicitation combined with an expansion of existing credit facilities by $340 million. The credit facilities expansion represents an increase in the second lien facility, led by BNP Paribas, from $75 million to $300 million with a further extension to $325 million available depending upon demand during syndication and increased availability under the first lien revolver, led by The Royal Bank of Scotland, from $145 million to $260 million. At closing, the Company had $300 million of the second lien facility drawn plus an additional $124.5 million under the first lien facility utilized resulting in total indebtedness of $424.5 million plus a $5 million letter of credit, leaving $130.5 million of availability under the Company’s revised credit facilities to fund future growth and operations. Borrowings under the first lien revolver bear interest at either: 1) a base rate of interest established by the administrative agent in New York and the federal funds rate in effect plus .5% (the “Base Rate”) plus 25 to 100 basis points; or 2) as LIBOR plus 125 to 200 basis points depending upon the percentage of the total availability drawn at any point in time (the “LIBOR Rate”), at the Company’s option on conversion dates. Borrowings under the second lien facility bear interest at either:

1) a base rate of interest established by the administrative agent in New York and the federal funds rate in effect plus .5% (the “Base Rate”) plus 400 basis points; or 2) as LIBOR plus 550 basis points (the “LIBOR Rate”), at the Company’s option on conversion dates.

The syndication of the second lien facility was oversubscribed and on September 1, 2006, the second lien facility was increased to $325 million. The net amount of this extension, after fees, was used to reduce outstanding indebtedness under the first lien revolver. As of the date of this report, the Company had total debt under the first lien revolver and second lien facility of $456.9 million comprised of $131.9 million on the first lien revolver and $325 million on the second lien facility. Additionally, the Company had a further $93 million available for borrowing under the first lien revolver.

Drilling Rig Commitments: The Company, subsequent to June 30, 2006, entered into three agreements ranging from 90 days to one year to secure drilling rigs. Total commitments under the contacts are approximately $44.7 million.

NOTE 17—PRO FORMA INFORMATION (UNAUDITED)

The following summarizes the unaudited pro forma financial information for the year ended June 30, 2006 assuming the Oil and Gas Assets acquired from Marlin described in NOTE 3 occurred as of July 1, 2005. These unaudited pro forma financial results have been prepared for informational purposes only. These unaudited pro forma financial results may not be indicative of the results that would have occurred if the Company had completed the acquisitions as of July 1, 2005 or the results that will be attained in the future. (in thousands, except per share data)

Oil and natural gas revenues	$157,110
Net loss	$(14,909)
Net loss per share—basic	$(0.23)
Net loss per share—diluted	$(0.23)

NOTE 18—SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

The following information concerning the Company’s oil and natural gas operations has been provided pursuant to SFAS No. 69 Disclosures about Oil and Gas Producing Activities. The Company’s oil and natural gas producing activities are conducted offshore in federal and state waters of the Gulf of Mexico and onshore in Texas and Louisiana.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

Capitalized Costs of Oil and Natural Gas Properties (in thousands)

Unproved oil and natural gas properties, not subject to amortization	$50,840
Proved oil and natural gas properties subject to amortization	417,237

Capitalized costs	468,077
Accumulated depreciation, depletion and amortization	(20,225)

Net capitalized costs	$447,852

Capitalized Costs Incurred (in thousands)

Costs incurred for oil and natural gas acquisition, exploration, development are summarized below. Costs incurred for the period from inception (July 25, 2005) through June 30, 2006 include general and administrative costs related to acquisition, exploration and development of oil and natural gas properties of $1.9 million. There was no interest expensed capitalized during this period.

Acquisition of properties:
Unevaluated	$50,840
Proved	393,087
Exploration costs	—
Development costs	24,150

Total costs incurred	$468,077

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth the computation of the standardized measure of discounted future net cash flows relating to proved reserves and the changes in such cash flows in accordance with SFAS No. 69. The standardized measure is the estimated excess future cash inflows from proved reserves less estimated future production and development costs, estimated plugging and abandonment costs, estimated future income taxes and a discount factor. Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on period-end prices and any fixed and determinable future price changes provided by contractual arrangements in existence at year end. Price changes based on inflation, federal regulatory changes and supply and demand are not considered. Estimated future production costs related to period-end reserves are based on period-end costs. Such costs include, but are not limited to, production taxes and direct operating costs. Inflation and other anticipatory costs are not considered until the actual cost change takes effect. Estimated future income tax expenses are computed using the appropriate period-end statutory tax rates. A discount rate of 10% is applied to the annual future net cash flows.

The methodology and assumptions used in calculating the standardized measure are those required by SFAS No. 69. The standardized measure is not intended to be representative of the fair market value of the proved reserves. The calculations of revenues and costs do not necessarily represent the amounts to be received or expended. Average prices per Bbl and Mcf of oil and natural gas, respectively, which includes the impact of the Company’s hedging activities, used in making the present value and standardized measure determination as of June 30, 2006, was $70.98 and $6.99, respectively.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2006

The standardized measure of discounted future net cash flows related to proved oil and natural gas reserves as of June 30, 2006 is as follows (in thousands):

Future cash inflows	$1,421,170
Future costs:
Production costs	(305,653)
Development costs	(231,692)
Future income tax expense	(122,237)
10% annual discount for estimating timing of cash flows	(241,844)

Standardized measure of discounted future net cash flows	$519,744

As of June 30, 2006, the Company’s standardized measure of discounted future net cash flows includes estimated future development costs for the Company’s proved undeveloped reserves of $148.3 million.

Changes in standardized measure from inception (July 25, 2005) through June 30, 2006 (in thousands):

Standardized measure, inception (July 25, 2005)	$—
Sales and transfers of oil and natural gas produced net of production costs	(37,126)
Net changes in price and production costs	40,810
Extensions, discoveries and improved recovery, less related costs	—
Revisions of previous quantity estimates	19,294
Accretion of discount	—
Net change in income taxes	(122,237)
Purchases (sales) of minerals in place	620,040
Development costs incurred during the period	23,639
Changes in estimated future development	(24,676)

Standardized measure, June 30, 2006	$519,744

Estimated Net Quantities of Oil and Natural Gas Reserves

The following estimates of the net proved oil and natural gas reserves of the Company’s oil and natural gas properties located entirely within the United States of America, are based on evaluations prepared by the Company’s engineers and third-party reservoir engineers. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and natural gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

Estimated quantities of proved domestic oil and natural gas reserves and changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”) and thousands of cubic feet (“MMcf”) for each of the periods indicated were as follows:

	Oil (MBbls)	Natural Gas (MMcf)
Proved developed and undeveloped reserves at inception (July 25, 2005)	—	—
Purchases of minerals in place—April 4, 2006	14,160	66,674
Extensions and discoveries	—	—
Revisions to previous estimates	106	436
Production—April 4, 2006 through June 30, 2006	(446)	(2,459)

Proved developed and undeveloped reserves at June 30, 2006	13,820	64,651

Proved developed reserves at June 30, 2006	8,922	42,246

ENERGY XXI (BERMUDA) LIMITED

PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED)

The Company acquired certain oil and gas properties and related assets and liabilities from Marlin and Castex on April 4, 2006 and July 28, 2006, respectively. The following summarized pro forma balance sheet at June 30, 2006 has been prepared to reflect the acquisition of Castex on June 30, 2006. The following summarized pro forma income statement for the period from July 25, 2005 (inception) to June 30, 2006 has been prepared to reflect the acquisition of Marlin and Castex on July 1, 2005. These unaudited pro forma financial results have been prepared for comparative purposes only and may not be indicative of the results that would have occurred if the Company had completed the acquisitions at an earlier date or the results that will be attained in the future. These pro forma financial statements should be read in conjunction with the audited financial statements of Energy XXI included elsewhere in this document (in thousands except share and per share data).

ENERGY XXI (BERMUDA) LIMITED

PRO FORMA BALANCE SHEET

JUNE 30, 2006

(UNAUDITED)

	Energy XXI Historical June 30, 2006	Pro Forma Adjustments				Energy XXI Pro Forma June 30, 2006
		Debit		Credit
		(in thousands except share data)
Current assets	$173,211	$333	(1)	$(4,366	)(3)	$169,178
Property, plant and equipment	449,421	308,000	(1)			764,921
		7,500	(2)
Non current assets	21,339	2,066	(3)	(10,000	)(1)	13,405

Total assets	$643,971	$317,899		$(14,366)		$947,504

Current liabilities	$52,543			$(2,300	)(1)	$54,843
Long-term debt	199,644			(226,700	)(1)	426,344
Asset retirement obligation	37,844			(7,500	)(2)	45,344
Other non current liabilities	1,231					1,231
Equity	352,709	2,300	(3)	(69,333	)(1)	419,742

Total liabilities and equity	$643,971	$2,300		$(305,833)		$947,504

Common shares issued and outstanding	80,645,129	3,264,999	(4)			83,910,128

(1)	To record the acquisition of Castex. Total cash purchase price of $308,000, less $10,000 deposit made in June 2006. In conjunction with the acquisition, the Company issued $69,333 in equity and incurred long-term debt of $229,000. The additional current portion of long-term debt is $2,300.
(2)	To record $7,500 asset retirement obligation assumed as part of the Castex acquisition.
(3)	To reflect debt issue costs associated with the new credit facility of $4,366 less write-off of the previous credit facility debt issue cost of $2,300.
(4)	To reflect additional common shares issued in conjunction with the Castex acquisition.

ENERGY XXI (BERMUDA) LIMITED

PRO FORMA INCOME STATEMENT

PERIOD FROM JULY 25, 2005 (INCEPTION) TO JUNE 30, 2006

(UNAUDITED)

	Energy XXI Historical Period from July 25, 2005 (inception) to June 30, 2006	Pro Forma Adjustments				Energy XXI Pro Forma
		Debit		Credit
		(in thousands except share and per share data)
Revenue	$47,112			$(109,998	)(1)	$226,380
				(69,270	)(6)
Lease operating expenses	9,986	58,447	(1)			89,818
		21,385	(6)
Depreciation, depletion and amortization	20,357	34,484	(2)			81,204
		26,363	(7)
General and administrative expenses	4,438	13,314	(3)			17,752
Derivative losses and accretion of asset retirement obligation	806	2,858	(8)			3,664
Interest income	5,000	5,000	(4)			—
Interest expense	(7,933)	23,799	(5)			(54,981)
		23,249	(9)

Income before income taxes	8,592	208,899		(179,268)		(21,039)
Income tax expense (benefit)	1,650			(9,014	)(10)	(7,364)

Net income (loss)	$6,942	$208,899		$(188,282)		$(13,675)

Earnings per share—primary (11)	$0.14					$(0.16)

Earnings per share—fully diluted (11)	$0.12					$(0.16)

(1)	To reflect Marlin historical revenues and operating expenses for the period July 1, 2005 to April 3, 2006.
(2)	To reflect additional Marlin DD&A for production from July 1, 2005 to April 3, 2006 and adjust Energy XXI’s historical DD&A (total combined production of 1,408,716 Bbls of oil and 6,504,286 Mcf of natural gas) based on a pro forma combined DD&A rate of $22.00 per BOE.
(3)	To reflect additional general and administrative expenses for both the Marlin and Castex acquisitions based on annualizing the Company’s actual general and administrative expenses at June 30, 2006. Incremental general and administrative expenses associated with the Castex acquisition were not significant.
(4)	To eliminate interest income on cash that was used to fund the Marlin acquisition.
(5)	To record additional interest expense related to the Marlin acquisition by annualizing the Company’s interest expense at June 30, 2006.
(6)	To reflect Castex historical revenue and direct operating expenses for the period July 1, 2005 to June 30, 2006.
(7)	To reflect additional DD&A associated with historical Castex production of 150 MBbls of oil and 6,290 MMcf of natural gas using a combined DD&A rate of $22.00 per BOE.
(8)	To reflect additional asset retirement obligation accretion for Marlin ($2,214) and Castex ($644).
(9)	To reflect additional interest expense associated with the Castex acquisition based on incremental borrowings of $229,000 at an interest rate of 8.6% and $3,555 of amortization of incremental debt issue costs associated with the Castex acquisition combined with the write-off of debt issue cost associated with the previous facility.
(10)	To reflect income tax benefit of 35% of the pro forma pre tax loss.
(11)	Net loss of $13,675 divided by average shares outstanding of 83,910,128. This includes the shares outstanding of 80,645,129 at June 30, 2006 plus the 3,264,999 of warrants converted into common stock subsequent to June 30, 2006 related to the Castex acquisition. Fully diluted earning per share is not applicable as anti dilutive.

ENERGY XXI (BERMUDA) LIMITED

CARVE-OUT FINANCIAL STATEMENTS FOR CASTEX

JUNE 30, 2006

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-31
Statements of Revenues and Direct Operating Expenses	F-32
Notes to Statements of Revenues and Direct Operating Expenses	F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Energy XXI (Bermuda) Limited

We have audited the accompanying statements of revenues and direct operating expenses of certain oil and gas properties, as defined in the purchase and sale agreement (the “Carve-Out Financial Statement for Castex”) between Energy XXI Gulf Coast, Inc., a wholly owned subsidiary of Energy XXI (Bermuda) Limited (the “Company”) and Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc. Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C.and Rabbit Island, L.P. (collectively referred to as “Castex”) dated June 6, 2006 (the “Agreement”), for the twelve month periods ended June 30, 2006, 2005 and 2004. The Carve-Out Financial Statement for Castex is the responsibility of Castex’s management. Our responsibility is to express an opinion on the Carve-Out Financial Statement for Castex based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Carve-Out Financial Statement for Castex is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Carve-Out Financial Statement for Castex. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Carve-Out Financial Statement for Castex. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Carve-Out Financial Statement for Castex was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 to the Carve-Out Financial Statement for Castex and is not intended to be a complete presentation of the revenues and expenses of the of certain oil and gas properties, as defined in the Agreement.

In our opinion, such Carve-Out Financial Statement for Castex presents fairly, in all material respects, the revenues and direct operating expenses as described in Note 1 to the Carve-Out Financial Statement for Castex for the twelve month periods ended June 30, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas

October 17, 2006

ENERGY XXI (BERMUDA) LIMITED

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

	Twelve Month Period Ended June 30, 2006	Twelve Month Period Ended June 30, 2005	Twelve Month Period Ended June 30, 2004
Revenues:
Oil sales	$8,807,883	$1,307,290	$152,971
Natural gas sales	60,123,345	3,683,819	66,487
Natural gas liquids	338,370	526,175	—

Total revenues	69,269,598	5,517,284	219,458

Direct Operating Expenses:
Lease operating expenses	11,060,400	709,775	60,381
Production and severance taxes	9,838,461	286,289	21,892
Ad valorem taxes	485,689	12,259	4,146

Total direct operating expenses	21,384,550	1,008,323	86,419

Excess of Revenues Over Direct Operating Expenses	$47,885,048	$4,508,961	$133,039

See notes to the Carve-Out Financial Statements.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

JUNE 30, 2006

1. Basis of Preparation

On June 6, 2006 Energy XXI Gulf Coast, Inc. (the “Company”), a wholly owned subsidiary of Energy XXI (Bermuda) Limited, signed an agreement to acquire from Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc. Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C.and Rabbit Island, L.P. (collectively “Castex”) certain oil and gas properties as defined in the Purchase and Sale Agreement between the Company and Castex for approximately $308 million. The transaction closed on July 28, 2006. The accompanying statements of revenues and direct operating expenses relate to the operations of the oil and gas properties acquired by the Company. The acquisition was funded through the early exercise of warrants, cash on hand and debt.

The Statements of Revenues and Direct Operating Expenses associated with the assets were derived from the Castex accounting records. Direct operating expenses include lease operating expenses, ad valorem taxes and production taxes. General and administrative expenses, depreciation, depletion and amortization (DD&A) of oil and gas properties and federal and state income taxes have been excluded from operating expenses in the accompanying historical statements because the allocation of certain expenses would be arbitrary and would not be indicative of what such costs would have been had the purchased properties been operated as a stand alone entity.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of the Carve-Out Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and direct expenses during the reporting periods. The most significant financial estimates are based on remaining proved natural gas and oil reserves. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates.

Revenue Recognition: Revenues are recognized for oil and natural gas revenue under the entitlement method of accounting. Under the entitlement method, revenue is recognized, based on the owner’s net interest in the well, when delivery to the purchaser has occurred and title has transferred. This occurs when production has been delivered to a pipeline or a purchaser of crude oil has occurred.

3. Supplemental Information On Oil and Gas Reserves (Unaudited)

Estimated Net Quantities of Oil and Natural Gas Reserves

The following estimates of the net proved oil and natural gas reserves of the Castex oil and gas properties located entirely within the United States of America, are based on evaluations prepared by our engineers and third-party reservoir engineers. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—(Continued)

JUNE 30, 2006

3. Supplemental Information On Oil and Gas Reserves (Unaudited) (continued)

Estimated quantities of proved domestic oil and gas reserves and changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”) and thousands of cubic feet (“MMcf”) for each of the periods indicated were as follows:

	Oil (MBbls)	Natural Gas (MMcf)
Reserves at June 30, 2003	23	129
Production	(4)	(11)
Extensions and discoveries	63	2,502
Revisions of previous estimates	4	57

Reserves at June 30, 2004	86	2,677
Production	(46)	(550)
Extensions and discoveries	40	2,412
Revisions of previous estimates	48	589

Reserves at June 30, 2005	128	5,128
Production	(150)	(6,290)
Extensions and discoveries	—	—
Revisions of previous estimates	(352)	(16,151)
Purchases of minerals in place	1,550	87,538

Reserves at June 30, 2006	1,176	70,225

	Oil (MBbls)	Natural Gas (MMcf)
Proved developed oil and gas reserves as of:
June 30, 2006	854	39,245
June 30, 2005	128	5,128
June 30, 2004	86	2,677

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth the computation of the standardized measure of discounted future net cash flows relating to proved reserves and the changes in such cash flows in accordance with SFAS No. 69. The standardized measure is the estimated excess future cash inflows from proved reserves less estimated future production and development costs, estimated plugging and abandonment costs and a discount factor. Income taxes are excluded the calculation as Castex’s tax basis in the properties is not indicative of the Company’s tax basis in the properties. Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on period-end prices and any fixed and determinable future price changes provided by contractual arrangements in existence at year end. Price changes based on inflation, federal regulatory changes and supply and demand are not considered. Estimated future production costs related to period-end reserves are based on period-end costs. Such costs include, but are not limited to, production taxes and direct operating costs. Inflation and other anticipatory costs are not considered until the actual cost change takes effect. A discount rate of 10% is applied to the annual future net cash flows.

The methodology and assumptions used in calculating the standardized measure are those required by SFAS No. 69. The standardized measure is not intended to be representative of the fair market value of the proved reserves. The calculations of revenues and costs do not necessarily represent the amounts to be received or expended.

ENERGY XXI (BERMUDA) LIMITED

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES—(Continued)

JUNE 30, 2006

3. Supplemental Information On Oil and Gas Reserves (Unaudited) (continued)

The standardized measure of discounted future net cash flows related to proved oil and gas reserves as of June 30, 2006, 2005 and 2004 are as follows (in millions):

	June 30,
	2006	2005	2004
Future cash inflows	$522	$46	$21
Future production costs	94	5	3
Future development costs	62	—	—
10% annual discount per estimated timing of cash flow	89	11	6

Standardized measure of discounted future net cash flows at the end of the period	$277	$30	$12

The primary changes in the standardized measure of discounted estimated future net cash flows for the twelve-month periods ended June 30, 2006, 2005 and 2004 were as follows (in millions):

	Twelve Month Period Ended June 30,
	2006	2005	2004
Standard measure beginning of period	$30	$12	$—
Sales of oil and gas produced, net of production costs	(48)	(5)	(1)
Extensions, discoveries and other additions		14	11
Net changes in price and production costs	(41)	5	2
Purchases of minerals in place	323	—	—
Accretion of discount	3	1	—
Revision of previous quantity estimates	72	3	—
Changes in estimated future development costs	(62)	—	—

Standardized Measure End of Period	$277	$30	$12

MARLIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C., AND MARLIN TEXAS, L.P.

FINANCIAL STATEMENTS

(Unaudited)

MARLIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C., AND MARLIN TEXAS, L.P.

COMBINED BALANCE SHEETS

(Unaudited)

	March 31, 2006	December 31,
		2005	2004	2003
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$1,892	$2,666	$571
Receivables:
Oil and natural gas sales	17,960	21,352	12,508	8,141
Joint interest	3,586	12,180	3,297	198
Insurance	26,614	30,738
Prepaid expenses and other current assets	6,016	5,144	1,394	583

Total current assets	54,176	71,306	19,865	9,493
Property and equipment, net of depreciation, depletion, and amortization
Net oil and natural gas properties (using the full cost method of accounting)	313,213	301,435	269,864	86,085
Net other property and equipment	361	429	450	247

Net property and equipment	313,574	301,864	270,314	86,332
Due from member	70,901	43,697	30,018	9,327

Total assets	$438,651	$416,867	$320,197	$105,152

Liabilities and Member's Equity
Current liabilities:
Accounts payable	$34,912	$36,972	$31,761	$6,427
Cash Overdrafts	10,332	—	—	—
Owner advance payments	5,429	2,776	—	—
Undistributed oil and gas proceeds	—	10,997	3,871	2,447
Asset retirement obligations	292	286	—	—
Accrued liabilities	545	1,091	616	141

Total current liabilities	51,510	52,122	36,248	9,015

Asset retirement obligations, less current portion	36,781	36,035	33,448	3,833

Commitments and contingencies

Member's equity	350,360	328,710	250,501	92,304

Total liabilities and member's equity	$438,651	$416,867	$320,197	$105,152

The accompanying notes are an integral part of the combined financial statements.

MARLIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C., AND MARLIN TEXAS, L.P.

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ending March 31, 2006	For the Year Ending December 31,
		2005	2004	2003
	(In thousands)
Oil and gas revenues	$47,237	$164,122	$101,982	$25,738

Operating cost and expenses:
Lease operating	10,443	36,920	16,658	5,722
Production taxes	199	615	558	99
Gathering and transportation	91	696	787	203
Depreciation, depletion and amortization	12,632	38,744	26,458	9,188
Accretion of asset retirement obligations	752	2,873	1,526	164
General and administrative	1,470	6,065	4,608	1,705

Total costs and expenses	25,587	85,913	50,595	17,081

Net income	$21,650	$78,209	$51,387	$8,657

The accompanying notes are an integral part of the combined financial statements.

MARLIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C., AND MARLIN TEXAS, L.P.

COMBINED STATEMENT OF CHANGES IN MEMBER'S EQUITY

(Unaudited)

(In thousands)
Member's equity at January 1, 2003	$—
Member contribution	83,647
Net income	8,657

Member's equity at December 31, 2003	92,304
Member contribution	106,810
Net income	51,387

Member's equity at December 31, 2004	250,501
Net income	78,209

Member's equity at December 31, 2005	328,710
Net income	21,650

Member's equity at March 31, 2006	$350,360

The accompanying notes are an integral part of the combined financial statements.

MARLIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C., AND MARLIN TEXAS, L.P.

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ending March 31, 2006	For the Year Ending December 31,
		2005	2004	2003
	(In thousands)
Cash flows from operating activities:
Net income	$21,650	$78,209	$51,387	$8,657
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	12,632	38,493	26,305	9,152
Accretion of asset retirement obligations	752	2,873	1,526	164
Changes in operating assets and liabilities—
(Increases) decreases in receivables	11,986	(17,727)	(7,466)	(8,339)
(Increases) decreases prepaid expenses	(872)	(3,750)	(811)	(583)
Increases in amount due to member	(27,204)	(13,679)	(20,691)	(9,327)
Increases (decreases) in accounts payable	(11,966)	18,373	10,123	4,814

Net cash provided by operating activities	6,978	102,792	60,373	4,538

Cash flows from investing activities:
Cash paid for acquisitions	—	—	(106,607)	(83,683)
Capital expenditures, net of insurance reimbursements	(19,202)	(103,566)	(58,481)	(3,931)

Net cash used for investing activities	(19,202)	(103,566)	(165,088)	(87,614)

Cash flows from financing activities:
Contribution from member	—	—	106,810	83,647
Bank overdrafts	10,332	—	—	—

Net cash provided by financing activities	10,332	—	106,810	83,647

Increase (decrease) in cash and cash equivalents	(1,892)	(774)	2,095	571

Cash and cash equivalents, beginning of period	1,892	2,666	571	—

Cash and cash equivalents, end of period	$—	$1,892	$2,666	$571

The accompanying notes are an integral part of the combined financial statements.

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Marlin Energy Offshore, LLC, Marlin Texas GP, L.L.C. and the limited partnership interest in Marlin Texas, L.P. (collectively the “Company”), headquartered in Lafayette, Louisiana, are engaged in the acquisition, exploration, development, and operation of oil and natural gas properties located in the U.S. Gulf Coast and Gulf of Mexico.

Principles of Combination and Reporting

The combined financial statements of the Company include the accounts of Marlin Energy Offshore, LLC, Marlin Texas GP, L.L.C. and the limited partnership interest in Marlin Texas, L.P. All significant intercompany transactions have been eliminated in the combined financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved natural gas, natural gas liquids and crude oil reserves and related cash flow estimates used in impairment tests of long-lived assets, estimates of future development, dismantlement and abandonment costs, as well as estimates of expenses related to legal, environmental and other contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivables if it is determined that collection of all or a part of an outstanding balance is not probable. Collectibility is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method. As of March 31, 2006, December 31, 2005 and 2004, no allowance for doubtful accounts was necessary.

Oil and Natural Gas Properties

The Company uses the full cost method of accounting for exploration and development activities as defined by the Securities and Exchange Commission (“SEC”). Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as oil and gas properties. This includes any internal costs that are directly related to acquisition, exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

Oil and gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unproved properties and include non-producing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. The Company excludes these costs until the project is evaluated and proved reserves are established or

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

impairment is determined. The amount of any evaluated or impaired oil and gas properties is transferred to capitalized costs being amortized.

Depreciation, Depletion and Amortization

The depreciable base for oil and gas properties includes the sum of all capitalized costs net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs and asset retirement costs not included in oil and gas properties, less costs excluded from amortization. The depreciable base of oil and gas properties is amortized using the unit-of-production method. Other property and equipment, including office and computer equipment, are stated at original cost and depreciated using the straight-line method over the useful life of the assets, which ranges from three to five years.

General and Administrative Costs

Under the full cost method of accounting, a portion or the Company’s general and administrative expenses that are directly identified with the Company’s acquisition, exploration and development activities are capitalized as part of oil and gas properties. These capitalized costs include salaries, employee benefits, costs of consulting services, and other direct costs incurred to directly support those employees of the Company that are directly involved in acquisition, exploration and development activities. The capitalized costs do not include costs related to production operations, general corporate overhead or similar activities. General and administrative expenses are shown net of capitalized general and administrative cost of $55,000, $1,103,000, $830,000 and $319,000 for the three months ending March 31, 2006, the years ending December 31, 2005 and 2004, and for the period from inception (June 17, 2003) through December 31, 2003, respectively.

Asset Retirement Obligations

The Company accounts for costs associated with abandoning platforms, wells and other facilities, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143 Accounting for Asset Retirement Obligations (“SFAS No. 143”). Obligations associated with abandoning long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction under the doctrine of promissory estoppel. The Company has legal obligations to plug, abandon and dismantle existing wells and facilities that it has acquired and constructed. The asset retirement obligations are recorded at fair value and accretion expense increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the asset retirement cost included in the depreciable base of oil and gas properties.

Revenue Recognition

The Company recognizes oil and natural gas revenue under the entitlement method of accounting. Under the entitlement method, revenue is recognized, based on the Company’s net interest in the well, when delivery to the purchaser has occurred and title has transferred. This occurs when production has been delivered to a pipeline or a tanker lifting has occurred.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, all tax obligations are borne solely by the member of the Company.

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

New Accounting Standards

The Company discloses the existence and effect of accounting standards issued but not yet adopted by the Company with respect to accounting standards that may have an impact on the Company when adopted in the future.

Accounting for Fair Value Measurements—In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 will be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for, among other items, a financial instrument that was measured at fair value at initial recognition under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities using the transaction price in accordance with the guidance in footnote 3 of Issue 02-3 prior to initial application of SFAS No. 157. The Company is currently evaluating the impact of SFAS No. 157 and whether to early adopt its provisions.

Quantifying Misstatements—In September 2006, the SEC staff issued SEC Staff Accounting Bulletin (“SAB”) Topic 1N Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 addresses how a registrant should quantify the effect of an error on the financial statements. The SEC staff concludes in SAB 108 that a dual approach should be used to compute the amount of a misstatement. Specifically, the amount should be computed using both the “rollover” (current year income statement perspective) and “iron curtain” (year-end balance sheet perspective) methods. SAB 108 also permits public companies to report the cumulative effect of the new policy as an adjustment to opening retained earnings, whereas under SFAS No. 154, Accounting Changes and Error Corrections, changes in accounting policy generally are accounted for using retrospective application. The adoption of SAB 108 is not expected to have a material impact on the combined financial statements of the Company.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections (“SFAS No. 154”), which is a replacement of APB Opinion No. 20 Accounting Changes (“APB 20”), and SFAS No. 3 Reporting Accounting Changes in Interim Financial Statements (“SFAS No. 3”). SFAS No.154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The provisions of SFAS 154 will have an impact on the Company’s financial statements in the future should there be voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on January 1, 2006.

2. Hurricanes Katrina and Rita

As a result of Hurricanes Katrina and Rita in August and September of 2005, respectively, the Company sustained damage to their oil and natural gas properties. The Company incurred costs to restore production at the damaged facilities and has filed claims with its insurance company for reimbursement of these costs. The Company has recorded the expected reimbursable costs in excess of the insurance deductible as a receivable in the combined balance sheets. As of March 31, 2006 and December 31, 2005, the reimbursable amount was $26.6 million and $30.7 million, respectively.

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

2. Hurricanes Katrina and Rita (continued)

On June 30, 2004, the Company acquired oil and natural gas properties in the U.S. Gulf Coast and the Gulf of Mexico from the J.M Huber Corporation, for approximately $83.9 million in cash. The acquisition cost was allocated to oil and natural gas properties ($111.8 million) and asset retirement obligations ($27.9 million).

On February 1, 2004, the Company acquired oil and natural gas properties in the state of Texas from Daimon Partners I, Ltd. for approximately $22.7 million in cash. The acquisition cost was allocated to oil and natural gas properties ($22.9 million) and asset retirement obligations ($.2 million).

On June 17, 2003, the Company acquired oil and natural gas properties in the U.S. Gulf Coast and the Gulf of Mexico from Duke Energy Hydrocarbons, for approximately $83.7 million in cash. The acquisition cost was allocated to oil and natural gas properties ($87.4 million) and asset retirement obligations ($3.7 million).

4. Oil and Gas Properties and Other Property and Equipment

Net capitalized costs related to our oil and natural gas producing activities are as follows (in thousands):

	March 31, 2006	December 31,
		2005	2004	2003
Proved oil and natural gas properties	$399,282	$374,945	$305,132	$95,201
Accumulated depreciation, depletion and amortization	(86,069)	(73,510)	(35,268)	(9,116)

Net oil and natural gas properties	$313,213	$301,435	$269,864	$86,085

Other property and equipment	$874	$742	$639	$283
Accumulated depreciation	(513)	(440)	(189)	(36)

Net other property and equipment	$361	$302	$450	$247

Net other property and equipment	$313,574	$301,737	$270,314	$86,332

5. Asset Retirement Obligations

The following table describes the changes to the Company’s asset retirement obligations (“ARO”) (in thousands):

	Three Months Ending March 31, 2006	Year Ending December 31,
		2005	2004	2003
ARO at beginning of year	$36,321	$33,448	$3,833	$—
Liabilities acquired from acquisitions of oil an natural gas properties	—	—	28,089	3,669
Accretion expense	752	2,873	1,526	164

ARO at end of year, including current portion	37,073	36,321	33,448	3,833
Less: Current portion of asset retirement obligation	(292)	(286)	—	—

Long-term asset retirement obligation	$36,781	$36,035	$33,448	$3,833

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

6. Supplemental Cash Flow Information

Approximately $19.5 million, $18.5 million, $21.3 million, and $4.2 million of capital additions were included in accounts payable as of March 31, 2006, December 31, 2005, 2004, and 2003, respectively.

There was no cash paid for interest or income taxes during the periods presented in the cash flows statement.

7. Commitments and Contingencies

The Company is subject to claims in the normal course of business. While the outcome of asserted and unasserted claims or other potential proceedings against the entities cannot be predicted with certainty, management believes that the effect on its financials condition, results of operations and cash flows, if any, will not be material.

8. Concentrations of Credit Risk

Major Customers

The Company’s production is sold on month-to-month contracts at prevailing prices. The following table identifies customers it derived 10% or more of the Company’s net oil and gas revenues during the period. Based on the availability of other customers, the Company does not believe the loss of any of these customers would have a significant effect on its results of operations or financial condition.

	Three Months Ending March 31, 2006		Year Ending December 31,
Customer			2005		2004	2003
Cinergy Marketing & Trading	(a	)	(a	)	(a )	11%
Chevron Texaco Products Company	54%		43%		12%	(a	)
Cokinos Natural Gas Co.	(a	)	(a	)	12%	(a	)
Dominion Field Services, Inc.	(a	)	(a	)	12%	(a	)
William G. Helis Company	(a	)	(a	)	10%	(a	)
Louis Dreyfus Energy Services	15%		20%		(a )	(a	)

(a)	Less than 10%

Accounts Receivable

Substantially all of our accounts receivable result from oil and natural gas sales and joint interest billings to third parties in the oil and gas industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Based on the current demand for natural gas and oil, we do not expect that termination of sales to any of our current purchasers would have a material adverse effect on our ability to find replacement purchasers and to sell our production at favorable market prices.

Cash and Cash Equivalents

The Company is subject to concentrations of credit risk with respect to its cash and cash equivalents, which the Company attempts to minimize by maintaining its cash and cash equivalents with major high credit quality financial institutions. At times cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation.

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

9. Fair Value of Financial Instruments

The Company includes fair value information in the notes to combined financial statements when the fair value of its financial instruments is different from the book value. The Company believes that the carrying value of its cash and cash equivalents, receivables, accounts payable, and accrued liabilities, materially approximates fair value due to the short-term nature and the terms of these instruments.

10. Supplementary Oil and Gas Information (Unaudited)

Proved Reserve Estimates

The following estimates of the net proved oil and gas reserves of the Company are based on evaluations prepared by our engineers and third-party reservoir engineers. Reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost escalations except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

Estimated quantities of proved domestic oil and gas reserves and of changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”) and millions of cubic feet (“MMcf”) for each of the periods indicated were as follows:

	Oil (MBbls)	Natural Gas (MMcf)
Proved reserves at January 1, 2003	—	—
Purchases (sales) of minerals in place	1,864	34,421
Extensions, discoveries, improved recovery and other additions	583	7,251
Revisions to previous estimates	(439)	(2,991)
Production, January 1, 2003 to December 31, 2003	(135)	(4,260)

Proved reserves at January 1, 2004	1,873	34,421
Purchases (sales) of minerals in place	11,788	45,174
Extensions, discoveries, improved recovery and other additions	393	5,597
Revisions to previous estimates	410	(7,973)
Production, January 1, 2004 to December 31, 2004	(840)	(10,730)

Proved reserves at January 1, 2005	13,624	66,489
Extensions, discoveries, improved recovery and other additions	1,387	6,294
Revisions to previous estimates	1,539	5,723
Production, January 1, 2005 to December 31, 2005	(1,740)	(9,478)

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

10. Supplementary Oil and Gas Information (Unaudited) (continued)

	Oil (MBbls)	Natural Gas (MMcf)
Proved reserves at January 1, 2006	14,810	69,028
Revisions to previous estimates	(683)	384
Production, January 1, 2006 to March 31, 2006	(469)	(2,448)

Proved reserves at March 31, 2006	13,658	66,964

Proved Developed Reserves
March 31, 2006	8,970	44,549
December 31, 2005	9,255	45,020
December 31, 2004	10,218	50,017
December 31, 2003	1,405	25,816

Standardized Measure of Discounted Future Net Cash Flows

The following tables set forth the computation of the standardized measure of discounted future net cash flows and changes in standardized measures of future cash flows relating to proved reserves and the changes in such cash flows in accordance with SFAS No. 69, Disclosure about Oil and Gas Producing Activities (“SFAS 69”). The standardized measure is the estimated future cash inflows from proved reserves less estimated future production and development costs, estimated plugging and abandonment costs, discounted at 10%. Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on period-end prices and any fixed and determinable future escalation provided by contractual arrangements in existence at year end. Escalation based on inflation, federal regulatory changes and supply and demand are not considered. Estimated future production costs related to period-end reserves are based on period-end costs. Such costs include, but are not limited to, production taxes and direct operating costs. Inflation and other anticipatory costs are not considered until the actual cost change takes effect. Estimated future income tax expenses are not considered as the Company is not a tax paying entity.

The methodology and assumptions used in calculating the standardized measure are those required by SFAS 69. The standardized measure is not intended to be representative of the fair market value of the proved reserves. The calculations of revenues and costs do not necessarily represent the amounts to be received or expended.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves follows (in millions):

	March 31, 2006	December 31,
		2005	2004	2003
Future cash inflows	$1,413	$1,570	$1,014	$275
Future costs:
Production costs	(313)	(329)	(307)	(71)
Development costs	(182)	(198)	(186)	(37)
Dismantlement and abandonment costs	(51)	(54)	(46)	(9)

Future net cash flows before 10% discount factor	867	989	475	158
10% annual discount factor	(252)	(250)	(162)	(58)

	$615	$739	$313	$100

MARTIN ENERGY OFFSHORE, LLC, MARLIN TEXAS GP, L.L.C. AND MARLIN TEXAS, L.P.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

10. Supplementary Oil and Gas Information (Unaudited) (continued)

Changes in standardized measure from January 1, 2002 through March 31, 2006 (in millions):

	Three Months Ending March 31, 2006	Year Ending December 31,
		2005	2004	2003
Standardized Measure, beginning of period	$739	$313	$100	$—

Sales and transfers net of production costs	(73)	(194)	(111)	(32)
Net changes in price, net of production costs	(81)	389	87	29
Purchases, extensions, discoveries and improved recovery, net of future production and development costs	—	100	28	31
Revisions of quantity estimates	(21)	30	(100)	(30)
Accretion of discount	18	31	10	—
Purchases (sales) of minerals in place	—	—	224	94
Development costs incurred for the period	33	70	75	8

Net change in standardize measure	(124)	426	213	100

Standardized measure, end of period	$615	$739	$313	$100